Filed Pursuant to Rule 424(b)(5)
Registration No. 333-162058

This preliminary prospectus supplement and the accompanying prospectus relate to an effective registration statement under the Securities Act of 1933, as amended, but this prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 5, 2009

Preliminary prospectus supplement

To prospectus dated November 2, 2009

Belo Corp.

$275,000,000

            % Senior Notes Due 2016

The notes will bear interest at the rate of         % per year and mature on November         , 2016. Interest will be payable semi-annually in arrears on May     and November     , beginning on May     , 2010. We may redeem the notes, at our option, at any time in whole or from time to time in part beginning on                     , 2013, at the redemption prices described in this prospectus supplement under the heading “Description of notes—Optional redemption.” We may also redeem, at any time prior to                     , 2013, some or all of the notes pursuant to a make-whole provision as described under “Description of notes—Optional redemption.” In addition, prior to                     , 2012, we may redeem up to 35% of the notes using proceeds of one or more qualified equity offerings. If we sell certain assets or experience specific kinds of changes in control we must offer to purchase the notes.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness and senior to any of our future subordinated indebtedness. Our obligations under the notes will be guaranteed on a senior subordinated basis by certain of our current and future subsidiaries. The subsidiary guarantees will rank junior to all of the guarantors’ existing and future senior indebtedness, including the guarantees under our credit facility. The notes will be structurally subordinated to the liabilities of any of our non-guarantor subsidiaries.

Investing in the notes involves risks. See “Risk factors” beginning on page S-12 of this prospectus supplement. You should also consider the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Issuer

Per Note	%	%	%
Total	$	$	$

(1)	Plus accrued interest from November , 2009, if settlement occurs after that date.

Delivery of the notes in book-entry form only will be made through the facilities of The Depository Trust Company and its participants on or about November         , 2009.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Senior Co-Managers

BNP PARIBAS	Janney Montgomery Scott	Mitsubishi UFJ Securities	SunTrust Robinson Humphrey

The date of this prospectus supplement is November         , 2009

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus provided, authorized or used by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

About this prospectus supplement

This document contains two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about debt securities we may offer from time to time, some of which does not apply to the notes we are offering by this prospectus supplement. You should read this entire prospectus supplement, as well as the accompanying prospectus, and the documents incorporated by reference herein that are described under “Where you can find more information” on page S-92 in this prospectus supplement and on page 1 in the accompanying prospectus.

To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

You should not consider any information contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in our securities.

Before making your investment decision, you should read and carefully consider all of the information contained in this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein and therein.

In this prospectus supplement, references to “Belo,” “the Company,” “we,” “us” and “our” mean Belo Corp. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

Forward-looking statements

This prospectus supplement and the information we are incorporating by reference into it contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this prospectus supplement and the information incorporated by reference into this prospectus supplement, that we expect or anticipate will or may occur in the future, including, without limitation, statements included in this prospectus supplement and the documents we incorporate by reference regarding our business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends, capital expenditures, investments, impairments, future financings, and other financial and non-financial items that are not historical facts, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including, without limitation, the information discussed under the caption “Risk factors” herein and the “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2008, as well as other factors that might be described from time to time in our filings with the SEC.

S-ii

Consequently, all of the forward-looking statements we make in this prospectus supplement, the accompanying prospectus and the information we are incorporating by reference into this prospectus supplement are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our businesses or operations. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by any of those factors described above and in the documents containing such forward-looking statements. We do not assume any obligation to release publicly any updates or revisions to any forward-looking statement.

Market data

All market data and rankings presented throughout or incorporated into this prospectus supplement were obtained or derived from Nielsen and comScore for the periods noted. All market data and rankings generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such market data and rankings used throughout or incorporated into this prospectus supplement. We have not independently verified any of the data from Nielsen and comScore nor have we ascertained any underlying assumptions relied upon therein.

S-iii

Summary

The following summary should be read together with the information contained in other parts of this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference herein and therein. This summary highlights selected information from this prospectus supplement and the accompanying prospectus to help you understand the offering of the notes. You should read this entire prospectus supplement, the accompanying prospectus and the documents we incorporate by reference carefully to understand fully the terms of the notes as well as the other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk factors” section beginning on page S-12 of this prospectus supplement and the “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2008 to determine whether an investment in the notes is appropriate for you.

The company

Belo is one of the nation’s largest publicly-traded pure-play television companies. We own 20 television stations and associated Web sites; those stations include ABC, CBS, NBC, FOX, The CW and MyNetwork TV (“MNTV”) affiliates and reach 14 percent of U.S. television households, in 15 highly-attractive markets across the United States. We also own two local and two regional cable news channels and hold ownership interests in two other cable news channels. We also manage one station through a local marketing agreement (“LMA”) in San Antonio, Texas, and have joint marketing and shared services agreements with the owner and operator of KFWD-TV, licensed to Fort Worth, Texas.

Our television broadcasting operations began in 1950 with the acquisition of WFAA-TV in Dallas/Fort Worth, shortly after the station began operations. Since that time, through various transactions, we acquired 19 additional television stations in 14 markets across the United States, bringing the total owned television stations to 20.

In the 15 U. S. markets in which our television stations operate, eight of our stations are ranked number one and four are ranked number two (including stations tied with one or more other stations in the market) in “sign-on/sign-off” audience rating, based on the May 2009 Nielsen Media Research report. We have six stations in the 13 largest U.S. markets and 13 stations in the 50 largest U.S. markets. Our stations are concentrated primarily in three high-population growth regions: Texas, the Northwest and the Southwest.

Our television stations have been recognized with numerous local, state and national awards for outstanding news coverage. Since 1957, our television stations have garnered 25 Alfred I. duPont-Columbia Awards, 21 George Foster Peabody Awards, and 35 Edward R. Murrow Awards—the industry’s most prestigious honors. On January 23, 2009, WFAA, Belo’s Dallas/Fort Worth station, made history as the only local television station to ever receive the prestigious Alfred I. duPont-Columbia University Gold Baton award. It is also the first Gold Baton award given since 2003.

Our portfolio of broadcast network-affiliated stations includes four ABC affiliates, four NBC affiliates and five CBS affiliates, and at least one large-market station associated with each of these three networks. As such, our revenue streams are not significantly affected by the position of these three broadcast networks in the primetime ratings relative to one another. We also have two independent (“IND”) stations, two CW affiliates, two MNTV affiliates and one FOX affiliate, and operate one additional CW affiliate through an LMA.

Major television assets

Market	Market rank(1)	Station / news channel	Year Belo acquired / started	Network affiliation	Channel	Number of commercial stations in market(2)	Station rank in market(3)		Station audience share in market(4)

Dallas/Fort Worth	5	WFAA	1950	ABC	8	16	1		9
Dallas/Fort Worth	5	TXCN	1999	N/A	N/A	N/A	N/A		N/A
Houston	10	KHOU	1984	CBS	11	15	2		8
Phoenix	12	KTVK	1999	IND	3	13	5	*	4
Phoenix	12	KASW	2000	CW	61	13	7		3
Seattle/Tacoma	13	KING	1997	NBC	5	13	1		11
Seattle/Tacoma	13	KONG	2000	IND	16	13	5		2
Seattle/Tacoma	13	NWCN	1997	N/A	N/A	N/A	N/A		N/A
St. Louis	21	KMOV	1997	CBS	4	8	2	*	10
Portland	22	KGW	1997	NBC	8	8	1		11
Charlotte	24	WCNC	1997	NBC	36	8	3		7
San Antonio	37	KENS	1997	CBS	5	10	2		9
San Antonio(5)	37	KCWX	—	CW	2	10	8	*	1
Hampton/Norfolk	43	WVEC	1984	ABC	13	8	2		10
Austin	48	KVUE	1999	ABC	24	7	1		8
Louisville	49	WHAS	1997	ABC	11	7	1	*	10
New Orleans(6)	51	WWL	1994	CBS	4	8	1		15
New Orleans(7)	51	WUPL	2007	MNTV	54	8	6		1
Tucson	66	KMSB	1997	FOX	11	9	4		6
Tucson	66	KTTU	2002	MNTV	18	9	6	*	1
Spokane	75	KREM	1997	CBS	2	7	1	*	14
Spokane	75	KSKN	2001	CW	22	7	5		2
Boise(8),(9)	112	KTVB	1997	NBC	7	5	1		22

(1)	Market rank is based on the relative size of the television market Designated Market Area (“DMA”), among the 210 generally recognized DMAs in the United States, based on the 2009-2010 Nielsen Media Research market rank report.
(2)	Represents the number of television stations (both VHF and UHF) broadcasting in the market, excluding public stations, low power broadcast stations and cable channels.
(3)	Station rank is derived from the station’s rating, which is based on the May 2009 Nielsen Media Research report of the number of television households tuned to the Company’s station for the Sunday-Saturday 5:00 a.m. to 2:00 a.m. period (sign-on/sign-off) as a percentage of the number of television households in the market.
(4)	Station audience share is based on the May 2009 Nielsen Media Research report of the number of television households tuned to the station as a percentage of the number of television households with sets in use in the market for the sign-on/sign-off period.
(5)	Belo operates KCWX-TV through an LMA.
(6)	WWL also produces “NewsWatch on Channel 15,” an around-the-clock local news and weather cable channel.
(7)	The Company also owns WBXN-CA, a Class A television station in New Orleans, Louisiana. A Class A television station has less interference protection than a regular full-power television station. Presently, WBXN-CA simulcasts WUPL-TV’s signal.
(8)	The Company also owns KTFT-LP (NBC), a low-power television station in Twin Falls, Idaho.
(9)	Using its digital multicast capabilities, KTVB operates “24/7 Local News Channel,” a 24-hour daily local news and weather channel.
*	Tied with one or more stations in the market.

The principal source of revenue for our television stations is the sale of airtime to local, regional and national advertisers. Generally, rates for national and local spot advertising sold by us are determined by each station, and the station receives all of the revenues, net of agency commissions, for that advertising. Rates are influenced by the demand for advertising time. This demand is influenced by a variety of factors, including the size and demographics of the local population, the concentration of retail stores, local economic conditions in general, and the popularity of the station’s programming. In 2008, approximately 86.4 percent of our total revenues were derived from spot advertising with the largest percentage of the spot advertising revenues generated from the automotive category, which accounted for approximately 19.5 percent of total revenues in 2008.

Web sites of each of our television stations provide consumers with accurate and timely news and information as well as a variety of other products and services. We obtain immediate feedback through online communication with our audiences, which allows us to tailor the way in which we deliver news and information to serve the needs of those audiences. According to second quarter 2009 comScore Ratings, we have three of the top 50 local television-affiliated Web sites in the United States. Revenues for our interactive media in 2008 represented 4.5 percent of our advertising revenues and were derived principally from advertising on the various Company Web sites.

Pursuant to FCC rules, every three years local television stations must elect to either (1) require cable and/or direct broadcast satellite operators to carry the stations’ signal or (2) enter into retransmission consent negotiations for carriage. At present, we have retransmission consent agreements with the majority of cable operators and the primary satellite providers for carriage of our television stations and cable news channels, with some agreements having terms of more than three years. Approximately 4.5 percent of our total television station revenues were derived from retransmission fees in 2008. The revenue received from retransmission agreements is recorded as other revenue in our financial statements.

FCC license expiration dates

Television broadcast stations	Expiration date

KHOU, WFAA	August 1, 2006	(1)
KSKN	February 1, 2007	(1)
WVEC	October 1, 2012
WCNC	December 1, 2012
WWL, WUPL	June 1, 2013
WHAS	August 1, 2013
KMOV	February 1, 2014
KENS, KVUE	August 1, 2014
KASW, KMSB, KTTU, KTVB, KTVK	October 1, 2014
KING, KONG, KGW(2), KREM	February 1, 2015

(1)	License renewal applications for KHOU, WFAA and KSKN are currently pending. Under the FCC’s rules, a license expiration date is automatically extended pending review and grant of the renewal application.
(2)	On December 22, 2006, the Oregon Alliance to Reform Media (“Alliance”) filed a petition to deny the license renewal applications of KGW as well as the seven non-Belo owned stations in Portland, Oregon, based on an alleged market-wide failure to broadcast a sufficient amount of news coverage of local elections in 2004. The FCC dismissed the petition and granted KGW’s license renewal and the Alliance has sought reconsideration of that decision. Belo believes that the petition is without merit and continues to oppose the Alliance’s efforts.

We have network affiliation agreements with ABC, CBS, NBC, FOX, CW and MNTV. Our network affiliation agreements generally provide the station with the “first call” right to broadcast over the air in its local service area all programs transmitted by the network with which the station is affiliated. In return, the network has the right to sell most of the advertising time during such broadcasts. Each of these agreements has a stated expiration date; our affiliation agreement with a major network currently expires at the end of 2009. We have no reason to believe that our agreement with the network will not be amended and extended in the ordinary course of business. Some of the networks with which our stations are affiliated may require, as a condition to the renewal of affiliation agreements, the elimination of network affiliate compensation and, in some cases, cash payments to the network, and the acceptance of other material modifications of existing affiliation agreements. Approximately 2.1 percent of our revenues were derived from network compensation in 2008.

We also own two regional cable news operations: Texas Cable News (TXCN) based in Dallas/Fort Worth, Texas, and Northwest Cable News (NWCN) based in Seattle, Washington, and two local cable news operations, 24/7 NewsChannel (24/7) in Boise, Idaho and NewsWatch on Channel 15 in New Orleans, Louisiana. These operations provide news coverage in a comprehensive 24-hour a day format using the news resources of our television stations in Texas, Washington, Oregon, Idaho and Louisiana. We also operate, through joint ventures, two cable news channels in partnership with Cox Communications and other parties that provide local news coverage in Phoenix, Arizona (Arizona NewsChannel) and Hampton/Norfolk, Virginia (Local News on Cable). These cable news channels use the news resources of the television stations we own in those markets. During 2008, approximately 2.3 percent of our revenues were derived from our cable news operations and consisted primarily of advertising and subscriber-based fees.

Competition for audience share and advertising revenues at our television stations and cable news operations is primarily related to programming content and advertising rates. The four major national television networks (ABC, NBC, CBS and FOX) are represented in each television market in which we have a television station. Competition for advertising sales and local viewers within each market is intense, particularly among the network-affiliated television stations. Where we own more than one television station or cable news operation within a region or market, such businesses may compete with each other for national, regional and local advertising. Additionally, our competitors include other broadcast stations, cable and satellite television channels, local, regional and national newspapers, magazines, radio, direct mail, yellow pages, the Internet, mobile devices and other media. Advertising rates are set based upon a program’s popularity, the size of the market served, the availability of alternative advertising media and the number of advertisers competing for the available time.

We believe the success of our media franchises is built upon providing the highest quality local and regional news, entertainment programming and service to the communities in which they operate. These principles have built relationships with viewers, advertisers and online users and have guided our success.

Recent developments

Third quarter preliminary information

On November 3, 2009 we announced our results for the third quarter of 2009. Because the third quarter has only recently ended, the information that follows is, by necessity, preliminary in nature and based only upon preliminary information available to Belo as of the date of this prospectus. Investors should exercise caution in relying on the information contained herein and should not draw any inferences from this information regarding financial or operating data that is not discussed herein.

In the third quarter of 2009, our total revenue decreased 17.7 percent compared to the third quarter of 2008. Our third quarter 2009 revenues were affected by the soft advertising environment, particularly in the automotive category which was down 36 percent compared to the third quarter of 2008. In the third quarter of 2009, total spot revenue, including political, was down 21.5 percent, with 15 percent and 18 percent decreases in local and national spot revenue, respectively, compared to the third quarter of 2008. Additionally, political revenue of $2.1 million in the third quarter of 2009 was down $9.6 million compared to the third quarter of 2008. In the third quarter of 2008, Olympics revenue totaled $9.7 million. In the third quarter of 2009, advertising revenue associated with our Web sites of $7.4 million decreased 7.2 percent compared to the third quarter of 2008. Retransmission revenue totaled $10.6 million and represented 7.5 percent of the Company’s total revenue for the third quarter of 2009. Total station expenses decreased 11 percent in the third quarter of 2009 compared to the third quarter of 2008 due primarily to the continued implementation of cost-saving measures.

In the third quarter of 2009, corporate operating costs were $7.7 million compared to $6 million in the third quarter of 2008. The increase was due primarily to higher non-cash share-based compensation expense associated with the Company’s increased stock price and a decrease in the credit to pension expense.

In the third quarter of 2009, our depreciation expense increased 4.5 percent to $11.5 million, up from $11 million in the third quarter of 2008. Interest expense decreased $5.5 million, or 26 percent, in the third quarter of 2009, compared to the third quarter of 2008. In the third quarter of 2009, other income, net, decreased $1.2 million compared to the third quarter of 2008 due primarily to a loss on the sale of certain non-operating assets. Income tax expenses decreased $93.2 million compared to the third quarter of 2008 due primarily to an $86.7 million tax benefit associated with the impairment charge described below.

Including a non-cash impairment charge to intangible assets of $242.1 million ($155.4 million, net of tax) reflecting a reduction in the fair value of the Company’s FCC licenses, the net loss per share for the third quarter of 2009 was ($1.47). In the first three quarters of 2009, the Company reduced its debt by $50 million, including $27 million of debt paid-down in the third quarter. Total debt at September 30, 2009 was $1.042 billion. We invested $1.7 million in capital expenditures in the third quarter of 2009, down from $3.6 million in the third quarter of 2008.

Credit facility amendment

The Company is party to an Amended and Restated Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of February 26, 2009 (the “Credit Facility”), with JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Banc of America Securities LLC, Bank of America, N.A. and other lenders, which currently matures upon expiration of the agreement in June 2011. Our Credit Facility may be used for working capital and other general corporate purposes, including letters of credit. Our Credit Facility is guaranteed by our material subsidiaries. Revolving credit borrowings under our Credit Facility bear interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon our leverage ratio. Competitive advance borrowings bear interest at a rate obtained from bids selected in accordance with JPMorgan Chase Bank’s standard competitive advance procedures. Under our Credit Facility, we are required to maintain certain leverage and interest coverage ratios specified in the agreement, as described in “Risk factors” below. Our Credit Facility contains additional covenants that are usual and customary for credit facilities of this type, including limits on dividends, bond repurchases, acquisitions and investments. Our Credit Facility does not permit share repurchases.

Concurrently with the closing of this offering, we will enter into an amendment to our Credit Facility (the “Credit Facility Amendment”). The effectiveness of the Credit Facility Amendment is conditioned upon the consummation of the offering of the notes, as described below in “The offering,” and certain other conditions. The Credit Facility Amendment provides for certain of the commitments to be extended through December 31, 2012. It also (i) amends the limitation on indebtedness covenant to permit up to $450 million of additional indebtedness guaranteed on a subordinated basis by our subsidiary guarantors, (ii) amends the total leverage ratio and interest coverage ratios we are required to maintain, and adds a new senior leverage ratio requirement, as described in “Risk factors” below, and (iii) increases the applicable margin on the extended commitments. In connection with the Credit Facility Amendment and the notes offering, certain subsidiaries of the Company that are not currently guarantors of the Credit Facility will enter into guarantees of the Credit Facility. If the amendment to our Credit Facility is consummated, $466.75 million of commitments will be available to us for borrowing under our Credit Facility until June 7, 2011, and $200 million of commitments will be available to us for borrowing under our Credit Facility until December 31, 2012.

Our principal executive offices are located at 400 S. Record Street and our mailing address is P.O. Box 655237, Dallas, Texas 75265-5237. Our telephone number is (214) 977-6606. We maintain a corporate Web site at www.belo.com. The information on our Web site is not part of this prospectus supplement or the accompanying prospectus nor is it incorporated by reference herein or therein.

The offering

The following summary contains basic information about this offering and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more complete description of the notes, see “Description of notes” beginning on page S-31.

Issuer	Belo Corp.

Notes offered	$275,000,000 in aggregate principal amount of % senior notes due 2016.

Maturity date	November , 2016.

Interest payment dates	The notes will bear interest at the rate of % per year from the original issuance date. We will pay interest on the notes semi-annually in arrears each May and November . We will make the first interest payment on May , 2010.

Ranking of the notes	The notes will be our senior unsecured obligations and will: (i) rank equally with all of our present and future senior indebtedness; (ii) be senior to all of our future subordinated indebtedness; and (iii) effectively be subordinated to all of our future senior secured indebtedness, if any, to the extent of the value of the assets securing such debt. The notes will be structurally subordinated to all of the liabilities of our non-guarantor subsidiaries.

As of June 30, 2009, on a pro forma basis after giving effect to this offering, the use of proceeds therefrom as described in “Use of proceeds,” and the amendment to our Credit Facility, we would have had approximately $1.1 billion of senior indebtedness outstanding, all of which indebtedness would have been senior unsecured indebtedness.

Guarantees; ranking of the guarantees	Our operating subsidiaries will guarantee our obligations under the notes, including the payment of principal and interest. The guarantees will be unsecured and will be senior subordinated obligations of the guarantors. Accordingly, they will: (i) rank equally with all of the guarantors’ future unsecured, senior subordinated debt; (ii) be subordinated to the guarantors’ existing and future senior debt, including the obligations of such guarantors under the Credit Facility; and (iii) rank senior in right of payment to any of the guarantors’ future subordinated debt.

As of June 30, 2009, on a pro forma basis after giving effect to this offering, the use of proceeds therefrom as described in “Use of proceeds,” and the amendment to our Credit Facility, the subsidiary guarantors would have had $192 million in senior indebtedness (excluding capital lease obligations and long-term film contracts) outstanding other than the subsidiary guarantees of the notes, all of which would have been senior unsecured indebtedness.

Optional redemption	On or after , 2013, we may redeem some or all of the notes at the redemption prices listed under “Description of notes—Optional redemption.” In addition, prior to , 2013, we may redeem some or all of the notes pursuant to a make-whole provision. See “Description of notes—Optional redemption.”

At any time prior to             , 2012, we may, on one or more occasions, redeem up to an aggregate of 35% of the outstanding notes at a redemption price of       % of the principal amount thereof, plus accrued and unpaid interest, with the net cash proceeds of one or more qualified equity offerings by us. Our Credit Facility contains, and our future indebtedness may contain, provisions that limit our ability to make any optional redemption.

Change of control	If a change of control occurs, we must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest. Our Credit Facility contains, and our future indebtedness may contain, provisions that limit our ability to make any such repurchase if a change of control occurs. See “Description of notes—Change of control.”

Certain covenants	The indenture governing the notes will, among other things, restrict our ability and the ability of certain of our subsidiaries to:

•	incur additional debt and issue preferred stock;

•	make certain investments and other restricted payments;

•	create liens;

•	create restrictions on distributions from restricted subsidiaries;

•	engage in specified sales of assets and subsidiary stock;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in certain intercompany transfers of assets; and

•	engage in consolidations, mergers and acquisitions.

These covenants will be subject to a number of important exceptions and qualifications. In addition, if the notes are assigned an investment grade rating by any two of: Moody’s, Standard & Poor’s and Fitch, and no default or event of default has occurred or is continuing, certain covenants relating to the notes will be suspended. If the ratings on the notes, as assigned by two of such three rating agencies, cease to be investment grade, the suspended covenants would be reinstituted. See “Description of notes—Certain covenants.”

Use of proceeds	We intend to use the net proceeds from the sale of the notes for the repayment of outstanding debt under our Credit Facility.

Original issue discount	The notes may be issued with original issue discount for U.S. federal income tax purposes. Accordingly, any such original issue discount would accrue from the issue date of the notes and would be included as interest income periodically in a U.S. holder’s gross income for U.S. federal income tax purposes in advance of receipt of the cash payments to which the income is attributable. See “Certain material United States federal income tax considerations.”

Absence of an established market for the notes	The notes will not be listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the liquidity of or trading market for the notes.

Conflicts of interest	Affiliates of certain of the underwriters are lenders under our Credit Facility and will receive a portion of the net proceeds from this offering in repayment of their loans thereunder. For more information, see “Underwriting—Conflicts of interest.”

Risk factors	Investing in the notes involves substantial risk. You should carefully consider the risk factors set forth in the section entitled “Risk factors” and the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein, prior to making an investment in the notes. See “Risk factors” beginning on page S-12.

Summary consolidated financial data

The following table presents summary consolidated financial data of Belo Corp. and its subsidiaries for the periods and as of the dates indicated. We derived the summary consolidated financial data as of December 31, 2007 and 2008 and for the fiscal years ended December 31, 2006, 2007 and 2008 from our audited consolidated financial statements incorporated by reference in this prospectus supplement. We derived the summary consolidated financial data as of June 30, 2009 and for the six months ended June 30, 2008 and 2009 from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus supplement. Please note that the results for the six-month periods are not necessarily indicative of the results to be expected for a full year or for any future period. In the opinion of management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The information in the table below is only a summary and does not provide all of the information contained in our financial statements. Therefore, you should read the information presented below in conjunction with “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2009, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Six months ended June 30,
(all amounts in thousands )	2006	2007	2008	2008	2009

				(unaudited)
STATEMENT OF OPERATIONS DATA:
Non-political advertising	$676,953	$711,825	$619,476	$326,710	$243,723
Political advertising	47,050	14,615	56,223	8,710	2,520
Other	46,536	50,516	57,771	28,376	32,063

Net operating revenues	770,539	776,956	733,470	363,796	278,306
Station salaries, wages and employee benefits	234,928	240,362	231,256	119,328	98,209
Station programming and other operating costs	209,999	221,396	218,241	104,092	97,584
Corporate operating costs	47,068	40,466	32,235	15,708	14,148
Spin-off related costs(1)	—	9,267	4,659	4,659	—
Depreciation	44,097	44,804	42,893	21,208	20,759
Amortization	1,766	442	—	—	—
Impairment charge	—	14,363	662,151	—	—

Total operating costs and expenses	537,858	571,100	1,191,435	264,995	230,700
Earnings (loss) from operations	232,681	205,856	(457,965)	98,801	47,606
Interest expense	(95,654)	(94,494)	(83,093)	(44,239)	(29,912)
Other income, net(2)	8,690	6,266	19,846	1,073	13,564

Total other income and expense	(86,964)	(88,228)	(63,247)	(43,166)	(16,348)
Earnings (loss) from continuing operations before income taxes	145,717	117,628	(521,212)	55,635	31,258
Income tax expense (benefit)	50,338	44,130	(67,042)	40,136	12,052

Net earnings (loss) from continuing operations	95,379	73,498	(454,170)	15,499	19,206
Earnings (loss) from discontinued operations, net of tax(3)	35,147	(323,510)	(4,996)	(4,499)	—

Net earnings (loss)	$130,526	$(250,012)	$(459,166)	$11,000	$19,206
SELECTED STATEMENT OF CASH FLOWS DATA:
Net cash provided by continuing operations	$155,328	$129,210	$127,649	$35,706	$19,359
Net cash provided by (used for) investments of continuing operations	(33,246)	(27,242)	(25,427)	(16,985)	2,583
Capital expenditures	(34,535)	(27,393)	(25,359)	(15,959)	(2,805)
Net cash used for financing	(123,508)	(170,192)	(96,807)	(10,492)	(23,635)
SELECTED BALANCE SHEET DATA (at period end):
Cash and temporary cash investments	$21,069	$11,190	$5,770	$6,362	$4,077
Total assets	3,605,927	3,186,834	1,849,179	2,539,602	1,802,777
Long-term debt(4)	1,283,434	1,168,140	1,092,765	1,180,361	1,069,436
Total shareholders’ equity	$1,527,148	$1,264,509	$186,903	$798,593	$201,370

(1)	On February 8, 2008, the Company completed the spin-off of its former newspaper businesses and related assets into a separate public company, A. H. Belo Corporation (“A. H. Belo”), which has its own management and board of directors. With certain limited exceptions, the Company has no further ownership interest in A. H. Belo or in any newspaper businesses or related assets, and A. H. Belo has no ownership interest in the Company or any television station businesses or related assets.
(2)	Other income, net primarily includes gains on repurchase of senior notes, insurance proceeds and the Company’s portion of net income from investments under the equity method.
(3)	Discontinued operations includes the historical operations of the newspaper businesses and related assets of A. H. Belo that were spun-off to shareholders on February 8, 2008.
(4)	Long-term debt includes fixed rate public debt and funds borrowed under the Credit Facility.

Risk factors

Investing in the notes involves risks, including the risks described below that are specific to the notes and those that could affect us and our business. You should not purchase notes unless you understand these investment risks. Please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing any notes, you should carefully consider the following discussion of risks and the other information in this prospectus supplement and the accompanying prospectus, and carefully read the risks described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, including those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K/A for the year ended December 31, 2008.

Risks related to our business

Decreases in advertising spending resulting from economic downturns, natural disasters, war, terrorism, or other factors specific to the communities we serve can adversely affect our financial condition and results of operations. In addition, our revenues are subject to seasonal, cyclical, and other fluctuations that could adversely affect our business, financial condition and results of operations.

A substantial majority of our revenues are generated from the sale of local, regional, and national advertising. Advertisers generally reduce their advertising spending during economic downturns, so a continuing recession or further economic downturn could have an adverse effect on our financial condition and results of operations. The worldwide economy is currently undergoing unprecedented turmoil amid stock market volatility, tightening credit markets, inflation and deflation concerns, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions, and increased liquidity concerns and business insolvencies. This turmoil and uncertainty about future economic conditions has negatively affected, and could continue to negatively affect, our advertisers and cause them to postpone their advertising decision-making or decrease their advertising spending, among other things, which could adversely affect our business. We cannot predict the timing, magnitude, or duration of the current (or any future) severe global economic downturn or subsequent recovery.

Our ability to generate advertising revenues is and will continue to be affected by financial market conditions, consumer confidence, advertiser challenges, and changes in the national and sometimes international economy, as well as by regional economic conditions in each of the markets in which our stations operate. We have a significant concentration of assets in Texas, the Northwest, and Arizona, which makes the economic condition of these regions of particular consequence to our financial condition and results of operations. Advertisers’ budgets, the amounts of which are affected by broad economic trends, affect the broadcast industry in general and the revenues of individual broadcast television stations in particular. Advertisers have purchased less advertising time from our stations in recent months due to the current decline in the national economy, as well as in regional and local economies.

Our advertising revenues depend upon a variety of other factors specific to the communities that we serve. Changes in those factors could negatively affect advertising revenues. These factors include, among others, the size and demographic characteristics of the local population, the concentration of retail stores and other businesses, and local economic conditions in general. In addition, for the year ended December 31, 2008 and the six months ended June 30, 2009,

19.5 percent and 13.5 percent, respectively, of our total revenues were from the automotive industry. The economic challenges of the automotive industry will continue to affect its advertising spending, which could have an adverse effect on our revenues and results of operations.

Our revenues and results of operations are subject to seasonal, cyclical, and other fluctuations that we expect to continue. In particular, we typically experience fluctuations in our revenues between even and odd numbered years. During elections for various state and national offices, which are primarily in even numbered years, advertising revenues tend to increase based on the demand for political advertising in our markets. Advertising revenues in odd numbered years tend to be less than in even numbered years due to the lack of demand for political advertising in our markets. Also, because NBC has exclusive rights to broadcast the Olympics through 2012, our NBC affiliate stations typically experience increased viewership and revenues during Olympic broadcasts, which also occur in even numbered years. Other seasonal and cyclical factors that affect our revenues and results of operations may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, and general economic factors.

Our television businesses operate in highly competitive markets, and our ability to maintain market share and generate revenues depends on how effectively we compete with existing and new competition.

Our television businesses operate in highly competitive markets. Our television stations compete for audiences and advertising revenue with newspapers and other broadcast and cable television stations, as well as with other media such as magazines, telephone and/or wireless companies, satellite television, and the Internet. Some of our current and potential competitors may have greater financial, marketing, programming, and broadcasting resources than we do and the ability to distribute more targeted advertising. Cable companies and others have developed national advertising networks in recent years that increase the competition for national advertising.

Our television stations compete for audiences and advertising revenues primarily on the basis of programming content and advertising rates. Advertising rates are set based upon a variety of factors, including a program’s popularity among the advertiser’s target audience, the number of advertisers competing for the available time, the size and demographic make-up of the market served, and the availability of alternative advertising in the market. Our ability to maintain market share and competitive advertising rates depends in part on audience acceptance of our network, syndicated, and local programming. Changes in market demographics, the entry of competitive stations into our markets, the transition to new methods and technologies for measuring audiences such as Local People Meters, the introduction of competitive local news or other programming by cable, satellite, Internet, telephone or wireless providers, or the adoption of competitive offerings by existing and new providers could result in lower ratings and adversely affect our business, financial condition and results of operations.

If we are unable to respond to changes in technology and evolving industry trends, our television businesses may not be able to compete effectively.

Certain new technologies are affecting our television stations adversely. Information delivery and programming alternatives such as cable, direct satellite-to-home services, pay-per-view, the Internet, telephone company services, mobile devices, digital video recorders, and home video and entertainment systems have fractionalized television viewing audiences and expanded the numbers and types of distribution channels for advertisers to access. Over the past decade, cable television programming services, other emerging video distribution platforms, and the Internet have captured an increasing market share, while the aggregate viewership of the major broadcast television networks has declined. In addition, the expansion of cable and satellite television, the Internet, and other technological changes have increased, and may continue to increase, the competitive demand for programming. Such increased demand, together with rising production costs, may increase our programming costs or impair our ability to acquire or develop desired programming.

In addition, video compression techniques, now in use with direct broadcast satellites (“DBS”) and potentially soon for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques as well as other technological developments are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming, resulting in more audience fractionalization. This ability to reach very narrowly defined audiences may alter the competitive dynamics for advertising expenditures, and competitors who target programming to such sharply defined markets may gain an advantage over us for advertising revenues. If we are unable to compete with or successfully respond to these changes in technology, our advertising revenues could be reduced, which could adversely affect our business, financial condition and results of operations.

The costs of television programming may increase, which could adversely affect our business, financial condition and results of operations.

Programming is a significant operating cost in our television businesses. We cannot be certain that we will not be exposed to future increases in programming costs. Should such an increase occur, it could adversely affect our results of operations. Television networks are eliminating network compensation traditionally paid to broadcast affiliates and have been seeking arrangements with their local affiliates to share the networks’ programming costs. We cannot predict the nature or scope of any such potential compensation arrangements or the effect, if any, on our business, financial condition and results of operations. Acquisitions of program rights for syndicated programming are usually made two or three years in advance and may require multi-year commitments, making it difficult to predict accurately how a program will perform. In addition, any significant shortfall, now or in the future, in advertising revenue and/or the expected popularity of the programming for which the Company has acquired rights could lead to less than expected revenue, which could result in programming write-downs. Additionally, in some instances, programs must be replaced before their costs have been fully amortized, resulting in write-offs. These write-offs increase station operating costs and decrease station results of operations.

The loss or modification of network affiliation agreements and changes by the national broadcast television networks in their respective business models and practices could adversely affect our business, financial condition and results of operations.

The non-renewal, termination or material modification of our network affiliation agreements could have a material adverse effect on our results of operations. We have four stations affiliated with ABC, five stations affiliated with CBS, four stations affiliated with NBC, three stations affiliated with the CW, two stations affiliated with MNTV and one station affiliated with FOX.

Each of ABC, CBS and NBC generally provide our affiliated stations with 22 hours of prime time programming per week. Each of our affiliation agreements has a stated expiration date; our affiliation agreement with a major network currently expires at the end of 2009 and is currently under renegotiation. As a condition to the renewal of affiliation agreements, some of the networks with which our stations are affiliated have negotiated for elimination of network affiliate compensation that we historically have received and, in some cases, for cash payments from us, and for other material modifications of existing affiliation agreements. In some instances the networks have stated their intention to request, in connection with affiliation agreement renewals, that such cash payments be calculated based on a portion of the compensation our local affiliates receive from system operators under our retransmission consent agreements with those operators. Consequently, our affiliation agreements may not all remain in place under existing terms and networks may cease providing programming or compensation to affiliates on the same basis as they currently provide programming or compensation. If this occurs, we would need to find alternative sources of programming, which may adversely affect our business, financial condition and results of operations.

In recent years, the networks have streamed their programming on the Internet and other distribution platforms in close proximity to network programming broadcast on local television stations, including those we own. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by the local stations and could adversely affect the business, financial conditions and results of operations of our stations.

If we are unable to secure or maintain carriage of our television stations’ signals over cable and/or direct broadcast satellite systems, our television stations may not be able to compete effectively.

Pursuant to the Federal Communication Commission (“FCC”) rules, local television stations must elect every three years to either (1) require cable and/or DBS operators to carry the stations’ primary signals or (2) enter into retransmission consent negotiations for carriage. At present, Belo has retransmission consent agreements with major cable operators in its markets and both satellite providers. If our retransmission consent agreements are terminated or not renewed, or if our broadcast signals are distributed on less favorable terms than our competitors, our ability to compete effectively may be adversely affected, which could adversely affect our business, financial condition and results of operations.

Regulatory changes may affect our strategy and increase competition and operating costs in our media businesses.

Our television businesses are subject to extensive and changing federal regulation. For example, federal regulations affect spectrum, political advertising rates, indecency on broadcast television and children’s programming. Changes in current regulations or the adoption of new laws and policies, including those involving our spectrum use, could affect our strategy, increase competition and our operating costs, and adversely affect our financial condition and results of operations. Among other things, the Communications Act of 1934, as amended, and FCC rules and policies govern the term, renewal and transfer of our television broadcasting licenses and limit certain concentrations of broadcasting control and ownership of multiple television stations. Relaxation of ownership restrictions may provide a competitive advantage to those with greater financial and other resources than we possess.

The Satellite Home Viewer and Reauthorization Act of 2004 (“SHVERA”) establishes a statutory copyright license to enable DBS companies to provide programming to local viewers. SHVERA expires at the end of 2009 and must be renewed or otherwise addressed to avoid significant disruption in the DBS business. If Congress passes legislation materially changing the existing regulatory scheme or adopts new legislation in place of existing law, the Company and other local broadcasters and viewers could be adversely affected. Further, since SHVERA must be addressed in 2009, it is likely that other legislation, possibly unrelated to SHVERA, could be added to the required legislation, which may or may not affect the Company materially.

Adverse results from pending or new litigation or governmental proceedings or investigations could adversely affect our financial condition and results of operations.

From time to time we and our subsidiaries are subject to litigation and governmental proceedings and investigations. Adverse determinations in any of these pending or future matters could require us to make monetary payments or result in other sanctions or findings that could materially adversely affect our businesses, including renewal of our FCC licenses, and our financial condition and results of operations.

If we cannot renew our FCC broadcast licenses, our broadcast operations will be impaired.

Our television businesses depend upon maintaining our broadcast licenses, which are issued by the FCC. Our broadcast licenses expired or will expire between 2006 and 2015 (although those that have already expired have been extended by the filing of license renewal applications with the FCC) and are renewable. Interested parties may challenge a renewal application. The FCC has the authority to revoke licenses, not renew them, or renew them only with significant qualifications, including renewals for less than a full term. Although we expect to renew all our FCC licenses, we cannot assure investors that our future renewal applications will be approved, or that the renewals will not include conditions or qualifications that could adversely affect our operations. Failing to renew any of our stations’ main licenses would prevent us from operating the affected stations, which could materially adversely affect our business, financial condition and results of operations. If we renew our licenses with substantial conditions or modifications (including renewing one or more of our licenses for less than the standard term of eight years), it could have a material adverse effect on our business, financial condition and results of operations.

Belo may incur increased expenses or liabilities if some of the agreements with A. H. Belo are terminated or if A. H. Belo fails to perform.

In connection with the spin-off, Belo entered into a services agreement with A. H. Belo. If the agreement is terminated, Belo may be required to obtain needed services from third parties. This could affect the efficiency of Belo’s operations in the near-term or be more expensive than the fees that Belo is currently required to pay under the A. H. Belo agreement.

Also in connection with the spin-off, Belo and A. H. Belo agreed to share certain liabilities and expenses and to indemnify each other for certain expenses and liabilities attributable to one company or the other. For example, Belo agreed to retain complete sponsorship of the G. B. Dealey Retirement Pension Plan, which is underfunded, rather than divide the plan into two separate plans. In return, A. H. Belo agreed to reimburse Belo for 60 percent of all cash contributions made by Belo to the plan. This percentage approximates the pension obligations relating to plan participants associated with A. H. Belo. Absent legislative relief or capital markets recovery, Belo will be required to make significant future contributions to the plan. If A. H. Belo does not reimburse Belo promptly for its share of future plan contributions, Belo will be required to fund all of the contributions and seek reimbursement from A. H. Belo.

In addition, A. H. Belo assumed Belo’s liabilities relating to certain ongoing agreements and other matters. If A. H. Belo does not satisfy these contingent liabilities when due, it is possible that Belo may be required to satisfy them. Although Belo is not expecting to be called on to meet any of these contingent obligations, if it were to happen, it could adversely affect Belo’s financial condition and results of operations.

Certain members of management, directors, and shareholders may face potential or actual conflicts of interest.

Belo and A. H. Belo have several common directors. Most of the management and directors of Belo and A. H. Belo own both Belo common stock and A. H. Belo common stock. This ownership overlap and these common directors could create, or appear to create, potential or actual conflicts of interest when Belo’s and A. H. Belo’s management and directors face decisions that could have different implications for each company. For example, conflicts of interest could arise in connection with the resolution of any dispute or indemnification claims between Belo and A. H. Belo regarding the terms of the agreements governing the spin-off and the relationship between Belo and A. H. Belo thereafter. Conflicts of interest could also arise out of any commercial arrangements that Belo and A. H. Belo may enter into in the future.

In addition, media properties owned by A. H. Belo are attributable to Belo for purposes of FCC rules and regulations limiting ownership of media properties, which could limit our ability to purchase stations in A. H. Belo’s newspaper markets.

We depend on key personnel, and we may not be able to operate and grow our businesses effectively if we lose the services of our senior executive officers or are unable to attract and retain qualified personnel in the future.

We depend on the efforts of our senior executive officers. The success of our business depends heavily on our ability to develop and retain management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our key personnel. We have not entered into employment agreements with our key management personnel and we do not have “key person” insurance for any of our senior executive officers or other key personnel.

Changes in accounting standards can significantly affect reported earnings and operating results.

Generally accepted accounting principles and accompanying pronouncements and implementation guidelines for many aspects of our business, including those related to intangible assets, pensions, income taxes, share-based compensation, and broadcast rights, are complex and involve significant judgments. Changes in these rules or their interpretation could significantly change our reported earnings and operating results.

We have a significant amount of intangible assets, and if we are required to write down intangible assets in future periods then our future financial results will be diminished.

Approximately 77 percent of our total assets as of June 30, 2009 consisted of intangible assets, principally broadcast licenses and goodwill. Generally accepted accounting principles require, among other things, an annual impairment testing of broadcast licenses and goodwill. Additionally, we continually evaluate whether current factors or indicators, such as the prevailing conditions in the economy and capital markets, require an interim impairment assessment of those assets, as well as of investments and long-lived assets. As a result of Belo’s quarterly impairment testing of goodwill and other intangible assets performed in the third quarter of 2009, Belo’s third quarter of 2009 includes a non-cash impairment charge of $242.1 million ($155.4 million, net of tax) reflecting a reduction in the fair value of the Company’s FCC licenses. Recent trends in advertising revenues have negatively affected investors’ outlooks on the company’s market value. Any significant shortfall in future advertising revenue could lead to additional downward revisions in the fair value of certain reporting units. A downward revision in the fair value of a reporting unit, indefinite-lived intangible assets, an investment, or a long-lived asset could result in an impairment, and a non-cash charge would be required. Any such charge in the future could be material to our reported results of operations.

Failure of the spin-off to qualify as a tax-free transaction could result in substantial liability.

In connection with the spin-off, Belo received a private letter ruling from the Internal Revenue Service (“IRS”) to the effect that, among other things, the spin-off (including certain related transactions) qualifies as tax-free to Belo and Belo shareholders for United States federal income tax purposes. Although a private letter ruling generally is binding on the IRS, if the factual assumptions or representations made by Belo in the private letter ruling request are untrue or incomplete in any material respect, then Belo may not be able to rely on the ruling.

If the spin-off fails to qualify for tax-free treatment, a substantial corporate tax would be payable by Belo. Further, if the spin-off is not tax-free, each Belo shareholder generally would be taxed as if he or she had received a cash distribution equal to the fair market value of the shares of A. H. Belo common stock on the date of the spin-off.

Risks related to the notes

Our substantial indebtedness could adversely affect our business and liquidity.

Our indebtedness is substantial. As of June 30, 2009, our total indebtedness was approximately $1.08 billion. As of June 30, 2009, on a pro forma basis after giving effect to this offering, the use of proceeds therefrom and the amendment to our Credit Facility, our outstanding senior indebtedness would have been approximately $1.1 billion and we would have had unused availability under our Credit Facility of approximately $274.8 million.

Our level of debt could have important consequences to you. For example, it could:

•

require us to use a substantial portion of our cash flow from operations to pay principal and interest on our indebtedness and reduce the availability of our cash flow to fund other corporate activities, including capital expenditures;

•	cause our bank lenders to reduce their lending commitments to us in future financings;

•	limit our ability to obtain additional financing in the future;

•	expose us to greater interest rate risk;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	increase our vulnerability to general adverse economic conditions; and

•	make it more difficult for us to satisfy our obligations under our indebtedness, including the notes.

We may not be able to generate sufficient cash to satisfy all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, including the notes.

Our ability to make scheduled payments on or to refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. Our Credit Facility and the indenture governing the notes will restrict our ability to dispose of assets and use the proceeds from any such dispositions. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of notes.”

In addition, we conduct a substantial portion of our operations through our subsidiaries. All of our operating subsidiaries will be guarantors of the notes. Accordingly, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our operating subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. If they do not become guarantors of the notes, any future subsidiaries will not have any obligation to pay amounts due on the notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the notes will limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of the notes could declare all outstanding principal and interest to be due and payable,

the lenders under our Credit Facility could terminate their commitments to loan money and declare all outstanding principal and interest under the Credit Facility to be due and payable and we could be forced into bankruptcy or liquidation, which could result in your losing your investment in the notes.

The Credit Facility and the indenture governing the notes impose restrictive covenants on us that may restrict our ability to pursue business strategies. Compliance with such covenants could be more challenging in a difficult operating environment.

Our Credit Facility requires us to maintain certain specified leverage and interest coverage ratios. The leverage ratio is generally defined as the ratio of debt to cash flow. The interest coverage ratio is generally defined as the ratio of cash flow to interest expense. Upon the effectiveness of the amendment to our Credit Facility, our leverage and interest coverage ratio requirements will be amended and a senior leverage ratio requirement will be added. The senior leverage ratio is generally defined as the ratio of senior debt to cash flow.

Current Leverage Ratio Covenant Requirement

Period	Maximum Allowed Leverage Ratio

February 26, 2009—June 30, 2010	6.25
July 1, 2010—September 29, 2010	6.00
September 30, 2010—December 30, 2010	5.75
December 31, 2010—June 7, 2011	5.00

Amended Leverage Ratio Covenant Requirement

Period	Ratio

Until September 29, 2010	8.00
September 30, 2010—December 30, 2010	7.75
December 31, 2010—March 30, 2012	7.25
March 31, 2012—June 29, 2012	7.00
June 30, 2012—September 29, 2012	6.75
September 30, 2012 and thereafter	6.25

Current Interest Coverage Ratio

Period	Minimum Required Coverage Ratio

February 26, 2009—March 31, 2010	2.25
April 1, 2010—June 7, 2011	2.50

Amended Interest Coverage Ratio

Period	Ratio

Until June 29, 2012	1.50
June 30, 2012 and thereafter	1.75

New Senior Leverage Ratio Covenant Requirement

Period	Ratio

Until September 29, 2010	1.75
September 30, 2010 and thereafter	1.50

As of June 30, 2009, our leverage ratio was 5.3 and our interest coverage ratio was 3.0, both of which comply with the debt covenants under our Credit Facility. As of June 30, 2009, after giving pro forma effect to this offering, the use of proceeds therefrom and the amendment to our Credit Facility, our total leverage ratio and senior leverage ratio would have been 5.3 and 1.1, respectively, and our interest coverage ratio would have been             . If revenue comparisons to the prior year continue near current levels, the Company’s leverage ratio can be expected to increase in the fourth quarter of 2009.

Our Credit Facility, upon effectiveness of the Credit Facility Amendment, and the indenture governing the notes will also limit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	make certain investments and other restricted payments;

•	create liens;

•	create restrictions on distributions from restricted subsidiaries;

•	engage in specified sales of assets and subsidiary stock;

•	enter into transactions with affiliates;

•	enter new lines of business;

•	engage in certain intercompany transfers of assets; and

•	engage in consolidations, mergers and acquisitions.

Various risks, uncertainties and events beyond our control could affect our ability to comply with the covenants under our Credit Facility and the indenture governing the notes. Failure to comply with these covenants (or similar covenants contained in future financing agreements) could result in a default under our Credit Facility, the indenture governing the notes and/or other agreements containing cross-default provisions, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. A default would permit lenders to accelerate the maturity for the debt under these agreements and to terminate any commitments to lend. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

In the event of any default under our Credit Facility, the lenders thereunder:

•	will not be required to lend any additional amounts to us; and/or

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

either of which could ultimately result in an event of default under the notes. If such event of default was not cured or waived, we could be forced into bankruptcy or liquidation and, as a result, you could lose your investment in the notes.

We may be able to incur additional indebtedness in the future, which could increase the risks described above.

Although covenants under the indenture governing the notes and our Credit Facility will limit our ability to incur certain additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be significant. If the amendment to our Credit Facility is consummated, $466.75 million of commitments will be available to us for borrowing under our Credit Facility until June 7, 2011, and $200 million of commitments will be available to us for borrowing under our Credit Facility until December 31, 2012, subject to certain conditions, including compliance with the financial covenants described above. To the extent that we incur additional indebtedness, the risks associated with our leverage described above, including our possible inability to service our debt, including the notes, would increase.

The guarantees are junior to all existing and future senior unsecured indebtedness of the subsidiary guarantors.

The guarantees will be subordinated to the prior payment in full of the guarantors’ current and future senior debt. As of June 30, 2009, after giving pro forma effect to this offering, the use of proceeds therefrom and the amendment to our Credit Facility, the guarantors would have had approximately $192 million of senior indebtedness outstanding (excluding capital lease obligations and long-term film contracts). All of these borrowings would have been senior to the notes. The indenture governing the notes permits the guarantors to incur additional debt under specified circumstances, some of which may be senior to the guarantees of the notes. Because of the subordination provision of the guarantees, in the event of the bankruptcy, liquidation or dissolution of any guarantor, the assets of such guarantor would be available to pay obligations under the notes only after all payments had been made on such guarantor’s senior debt, including its guarantee under our Credit Facility. We cannot assure you that sufficient assets will remain after all these payments have been made to make any payments on the notes. Also, because of these subordination provisions, you may recover less ratably than the other creditors of the guarantors in a bankruptcy, liquidation or dissolution. In addition, all payments on the guarantees will be prohibited in the event of a payment default on certain senior debt of the guarantors, including the guarantees by the guarantors under our Credit Facility, and may be prohibited for up to 179 consecutive days in the event of non-payment defaults on certain of the guarantors’ senior debt, including the guarantees under our Credit Facility. See “Description of notes—Ranking.”

Many of the covenants in the indenture governing the notes would not apply during any period when the notes are rated investment grade by any two of Moody’s, Standard & Poor’s, and Fitch, and no default has occurred and is continuing.

Many of the covenants contained in the indenture governing the notes will not apply during any period when the notes are rated investment grade by any two of: Moody’s, Standard & Poor’s and Fitch, and no default has occurred and is continuing. These covenants restrict, among other things, our ability and the ability of certain of our subsidiaries to incur or guarantee additional indebtedness or issue preferred stock, to pay distributions on, redeem or repurchase capital stock or redeem or repurchase certain debt, sell assets, to enter into certain merger transactions, enter into transactions with affiliates, enter into agreements limiting the ability of subsidiaries to make distributions and enter into certain other transactions. There can be no assurance that the notes will ever be rated investment grade, or that if they are rated investment grade, that the notes will maintain such ratings. However, suspension of these covenants will allow us to engage in certain actions that would not have been permitted were these covenants in force, and the effects of any such actions that we take while these covenants are not in force will be permitted to remain in place even if the notes are subsequently downgraded below investment grade and the covenants are reinstated.

Federal and state statutes could allow courts, under specific circumstances, to void or subordinate the notes or any of the guarantees and require note holders to return payments received from us or the guarantors.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the notes or any of the guarantees thereof could be voided, or claims in respect of the notes or any of the guarantees could be subordinated to all our indebtedness or that of the guarantors if, among other things, we or a guarantor, at the time we or such guarantor incurred the indebtedness evidenced by the notes or such guarantee:

•	received less than reasonably equivalent value or fair consideration for the issuance of the notes or for the incurrence of such guarantee; and

•	were insolvent or rendered insolvent by reason of such incurrence; or

•	were engaged in a business or transaction for which our or the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that we or the guarantor would incur, debts beyond our or the guarantor’s ability to pay such debts as they mature; or

•

the Company or any of the guarantors was a defendant in an action for money damages docketed against the Company or such guarantor if, in either case, after final judgment, the judgment was unsatisfied.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guarantee, respectively, if we or such guarantor did not substantially benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to our or any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to void the issuance of the notes or the incurrence of the guarantees as the result of a fraudulent transfer or conveyance, or hold such obligations unenforceable for any other reason, holders of the notes would cease to have a claim against the Company or that guarantor on its guarantee. A court could also subordinate the notes or any of the guarantees to the other indebtedness of the Company or the applicable guarantor, direct that holders of the notes return any amounts paid under the notes or a guarantee to the Company or the applicable guarantor or to a fund for the benefit of its creditors, or take other action detrimental to the holders of the notes.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer or conveyance law.

There is no public market for the notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained.

The notes are a new issue of securities, and there is no existing trading market for the notes. Although the underwriters have informed us that they intend to make a market in the notes, they have no obligation to do so and may discontinue making a market at any time without notice. Accordingly, we cannot assure you that a liquid market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell the notes will be favorable.

We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. Even if a trading market develops, the liquidity of any market for the notes and the market price of the notes will depend on a number of factors, including:

•	the number of holders of notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the notes; and

•	prevailing interest rates.

Recently, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of these securities. We cannot assure you that the market for the notes will be free from similar disruptions. Any such disruptions could have an adverse effect on holders of the notes.

We may be unable to purchase the notes upon a change of control.

Upon a change of control, as defined in the indenture governing the notes, we are required to offer to purchase all of the notes then outstanding for cash at 101% of the principal amount thereof plus accrued and unpaid interest, if any. If a change of control occurs, we may not have sufficient funds to pay the change of control purchase price, and we may be required to secure third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. The events that cause a change of control under the indenture may also result in an event of default under our Credit Facility, which may cause the acceleration of our other indebtedness. Our Credit Facility contains, and our future indebtedness may also contain, restrictions on our ability to repurchase the notes upon certain events, including transactions that would constitute a change of control under the indenture governing the notes. Our failure to repurchase the notes upon a change of control would constitute an event of default under the indenture.

The change of control provisions in the indenture governing the notes may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, merger or other similar transaction, unless such transaction constitutes a change of control under the indenture. Such a transaction may not involve a change in voting power or beneficial ownership or, even if it does, may not involve a change in the magnitude required under the definition of change of control in the indenture to trigger our obligation to repurchase the notes. Except as otherwise described above, the indenture does not contain provisions that permit the holders of the notes to require us to repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. See “Description of notes—Change of control.”

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all of our assets to another person may be uncertain.

The notes will be structurally subordinated to all indebtedness of any of our future subsidiaries that do not become guarantors of the notes.

The notes will, subject to certain exceptions, be guaranteed by those of our subsidiaries that guarantee our Credit Facility, including those subsidiaries that will guarantee our Credit Facility upon effectiveness of the Credit Facility Amendment. If any future subsidiary does not become a subsidiary guarantor under our Credit Facility, and therefore under our notes, such future subsidiary will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any future non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before we would be entitled to any payment.

Our subsidiary guarantees may be released upon the occurrence of certain events.

Our subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from such guarantees upon the occurrence of certain events, including the following:

•	the designation of such subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of all or substantially all of the assets, of such subsidiary guarantor.

If any such subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of notes—Guarantees.”

Changes in our credit rating or in the rating assigned by a rating agency to the notes could adversely affect the market price or liquidity of the notes.

Credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. We cannot be sure that credit rating agencies will maintain their ratings on the notes. A negative change in our ratings could have an adverse effect on the price of the notes.

The notes have been rated by nationally recognized statistical rating agencies and may in the future be rated by additional rating agencies. We cannot assure you that any rating assigned will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant. Any lowering or withdrawal of a rating by a rating agency could reduce the liquidity or market value of the notes.

U.S. holders of notes may be required to recognize original issue discount (“OID”) in taxable income for U.S. federal income tax purposes in advance of the receipt of the cash attributable thereto.

The notes may be issued with original issue discount, for United States federal income tax purposes. The notes will be issued with OID if the stated principal amount of the notes exceeds the issue price of the notes by more than a de minimis amount. If the notes are issued with OID, U.S. holders will be required to include the OID in gross income on a constant yield to maturity basis in advance of the receipt of cash payment thereof regardless of such holder’s method of accounting for U.S. federal income tax purposes. See “Certain material United States federal income tax considerations.”

If a bankruptcy petition were filed by or against us or any of the guarantors, holders of the notes could receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against the Company or any of the guarantors under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes could be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the notes, even if sufficient funds are available to pay such holders the unamortized portion of any OID as of the bankruptcy filing.

Use of proceeds

We estimate that the net proceeds to us from the sale of the notes will be approximately $265 million, after deducting original issue discount, underwriting discounts and our estimated fees and expenses related to the offering. We intend to use substantially all of the net proceeds from the sale of the notes for the repayment of outstanding debt under our Credit Facility, which bears interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon our leverage ratio. Our Credit Facility currently matures on June 7, 2011, but upon effectiveness of the amendment to our Credit Facility, a portion will mature on such date and a portion will mature on December 31, 2012.

Ratio of earnings to fixed charges

	Year ended December 31,						Six months ended June 30,
	2004	2005	2006	2007	2008(1) (pro forma)	2008(2)	2008	2009

Ratio of Earnings to Fixed Charges	2.56	2.14	2.44	2.20	—	—	2.22	2.00

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

(1)	Calculation of ratio of earnings to fixed charges as adjusted to give pro forma effect to the repayment of outstanding amounts under our Credit Facility with the net proceeds of this offering. For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151,000, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $ and the ratio of earnings to fixed charges would be . Including the non-cash charge, the amount of the deficiency, as defined, is $ .
(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151,000, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750,000 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265,000.

Capitalization

The following table sets forth our consolidated capitalization as of June 30, 2009, on an actual basis and as adjusted to give effect to the issuance and sale of the notes offered hereby and the application of the proceeds therefrom as described in “Use of proceeds.” The table should be read in conjunction with our consolidated financial statements and the accompanying notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2009
(dollars in thousands)	Actual	As Adjusted(1)

Long-term debt:
Revolving credit facility	$454,000	$192,000
Senior notes offered hereby	—	275,000

Total guaranteed debt	$454,000	$467,000

6.75% senior notes due 2013	175,436	175,436
7.75% senior notes due 2027	200,000	200,000
7.25% senior notes due 2027	240,000	240,000

Total debt	$1,069,436	$1,082,436
Long-term film contracts	12,826	12,826
Capital lease obligations	1,266	1,266

Compliance debt(2)	$1,083,528	$1,096,528

Total shareholders’ equity	$201,370	$201,370

Total capitalization	$1,284,898	$1,297,898

(1)	Adjustment assumes the issuance of $275 million aggregate principal amount of the notes in this offering and the use of $262 million in net proceeds, after deducting fees and expenses associated with both this offering and the amendment to our Credit Facility, for repayment of outstanding debt under our Credit Facility.
(2)	Compliance debt is the measure of indebtedness used to calculate our ratios under our Credit Facility.

Description of notes

Belo Corp. will issue the notes under an Indenture (the “Indenture”) among itself, the Subsidiary Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the notes. You may request copies of the Indenture at our address set forth under the heading “Where you can find more information.”

Certain terms used in this description are defined under the subheading “—Certain definitions”. In this description, the words “Company,” “we” and “our” refer only to Belo Corp. and not to any of its Subsidiaries.

Brief description of the notes

The notes:

•	are unsecured senior obligations of the Company;
•	are senior in right of payment to any future Subordinated Obligations of the Company; and
•	are guaranteed by each Subsidiary Guarantor on a senior subordinated basis.

Principal, maturity and interest

The Company will issue the notes initially with a maximum aggregate principal amount of $275 million. The Company will issue the notes in minimum denominations of $2,000 and any greater integral multiple of $1,000. The notes will mature on November    , 2016. Subject to our compliance with the covenant described under the subheading “—Certain covenants—Limitation on indebtedness,” we are permitted to issue more notes from time to time under the Indenture on the same terms and conditions and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount (the “Additional Notes”). The notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of notes,” references to the notes include any Additional Notes actually issued.

Interest on the notes will accrue at the rate of     % per annum and will be payable semiannually in arrears on May          and November         , commencing on May        , 2010. We will make each interest payment to the Holders of record of the notes on the immediately preceding              and             . We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.

Interest on the notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional redemption

Except as set forth below, we will not be entitled to redeem the notes at our option prior to             , 2013.

On and after             , 2013, we will be entitled at our option at any time and from time to time to redeem all or a portion of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on              of the years set forth below:

Period	Redemption Price

2013		%
2014		%
2015 and thereafter	100.00%

In addition, at any time prior to             , 2012, we will be entitled at our option on one or more occasions to redeem notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of     %, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more Qualified Equity Offerings; provided, however, that

(1) at least 65% of such aggregate principal amount of notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than notes held, directly or indirectly, by the Company or its Affiliates); and

(2) each such redemption occurs within 120 days after the date of the related Qualified Equity Offering.

Prior to             , 2013, we will be entitled at our option to redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address not less than 30 nor more than 60 days prior to the redemption date.

“Applicable Premium” means, with respect to a note at any redemption date, the greater of (i) 1.00% of the principal amount of such note and (ii) the excess of (A) the aggregate present value at such redemption date of (1) the redemption price of such note on             , 2013 (such redemption price being described in the second paragraph in this “—Optional redemption” section exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such note through             , 2013 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such note on such redemption date. The Company shall notify the Trustee of any Applicable Premium and the Trustee shall not be responsible for the calculation of any Applicable Premium.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after             , 2013, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes from the redemption date to             , 2013, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to            , 2013.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Company to act as Quotation Agent from time to time.

“Reference Treasury Dealer” means J.P. Morgan Securities Inc. and its successors and assigns and two other nationally recognized investment banking firms selected by the Company that are primary U.S. Government securities dealers.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day immediately preceding such redemption date.

Selection and notice of redemption

If we are redeeming less than all the notes at any time, the Trustee will select the notes to be redeemed on a pro rata basis to the extent practicable.

We will redeem notes of $2,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount thereof to be redeemed. We will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the

Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Mandatory redemption; offers to purchase; open market purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under the captions “—Change of control” and “—Certain covenants— Limitation on sales of assets and subsidiary stock.” We may at any time and from time to time purchase notes in the open market or otherwise.

Guarantees

The Subsidiary Guarantors will jointly and severally Guarantee, on a senior subordinated basis, our obligations under the notes. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk factors—Federal and state statutes could allow courts, under specific circumstances, to void or subordinate the notes or any of the guarantees and require note holders to return payments received from us or the guarantors.” No Subsidiary of the Company that is properly designated an Unrestricted Subsidiary pursuant to the terms of the Indenture will provide a Guarantee of the notes.

Each Subsidiary Guarantor that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including Guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk factors—Federal and state statutes could allow courts, under specific circumstances, to void or subordinate the notes or any of the guarantees and require note holders to return payments received from us or the guarantors.”

Pursuant to the Indenture, (A) a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain covenants—Merger and consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain covenants—Limitation on sales of assets and subsidiary stock”; provided, however, that, in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guarantee must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor, following which such Subsidiary Guarantor is no longer a Subsidiary of the Company; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on sales of assets and subsidiary stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guarantee will be released from its obligations thereunder.

The Subsidiary Guarantee of a Subsidiary Guarantor also will be released:

(1) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(2) with respect to any Subsidiary Guarantor that became a Subsidiary Guarantor after the Issue Date, at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guarantee Agreement pursuant to the covenant described under “—Certain covenants—Future subsidiary guarantors”; or

(3) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior indebtedness versus the notes and the subsidiary guarantees

The Indebtedness evidenced by the notes will be unsecured and will rank pari passu in right of payment with all other Senior Indebtedness of the Company, including the obligations of the Company under the Credit Agreement. The payment of any Subsidiary Guarantee will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the relevant Subsidiary Guarantor, including the obligations of such Subsidiary Guarantor under the Credit Agreement.

As of June 30, 2009, after giving pro forma effect to the Transactions:

(1) the Company’s Senior Indebtedness would have been approximately $1.1 billion, none of which would have been Secured Indebtedness; and

(2) the Senior Indebtedness of the Subsidiary Guarantors would have been approximately $192 million (excluding capital lease obligations and long-term film contracts), none of which would have been Secured Indebtedness. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective Guarantees of Senior Indebtedness of the Company under the Credit Agreement.

The notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company will be effectively senior to the notes to the extent of the value of the assets securing such debt or other obligations.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain covenants—Limitation on indebtedness.”

Liabilities of subsidiaries versus notes

Substantially all of our operations are conducted through our Subsidiaries. As described above under “—Guarantees,” Subsidiary Guarantees may be released under certain circumstances. In addition, our future Subsidiaries may not be required to Guarantee the notes. Claims of creditors of any non-guarantor Subsidiaries, including trade creditors and creditors holding Indebtedness or Guarantees issued by such non-guarantor Subsidiaries, and claims of preferred stockholders of such non-guarantor Subsidiaries, generally will have priority with respect to the assets and earnings of such non-guarantor Subsidiaries over the claims of our creditors, including Holders of the notes, even if such claims do not constitute Senior Indebtedness of such Subsidiaries. Accordingly, the notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor Subsidiaries.

Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our Subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such Subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain covenants—Limitation on indebtedness.”

Other senior subordinated indebtedness versus the subsidiary guarantees

Only Indebtedness of a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the relevant Subsidiary Guarantee in accordance with the provisions of the Indenture, which includes the obligations of the Subsidiary Guarantors under the Credit Agreement. Each Subsidiary Guarantee will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the relevant Subsidiary Guarantor.

The Subsidiary Guarantors will agree in the Indenture that they will not Incur any Indebtedness that is subordinate or junior in right of payment to the Senior Indebtedness of such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of the Subsidiary Guarantors or is expressly subordinated in right of payment to the Senior Subordinated Indebtedness of the Subsidiary Guarantors. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of the subsidiary guarantees

A Subsidiary Guarantor is not permitted to pay under its Subsidiary Guarantee if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of such Subsidiary Guarantor is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness of such Subsidiary Guarantor occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, a Subsidiary Guarantor is permitted to pay under its Subsidiary Guarantee if it and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness of such Subsidiary Guarantor with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of a Subsidiary Guarantor pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, such Subsidiary Guarantor is not permitted to make payments under its Subsidiary Guarantee for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy the applicable Subsidiary Guarantor) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness of such Subsidiary Guarantor specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness of such Subsidiary Guarantor has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness of a Subsidiary Guarantor or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, a Subsidiary Guarantor is permitted to make payments under its Subsidiary Guarantee after the end of such Payment Blockage Period. A Subsidiary Guarantee will not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of such Subsidiary Guarantor during such period.

Upon any payment or distribution of the assets of a Subsidiary Guarantor upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to such Subsidiary Guarantor or its property:

(1) the holders of Senior Indebtedness of such Subsidiary Guarantor will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the notes are entitled to receive any payment pursuant to the Subsidiary Guarantee;

(2) until the Senior Indebtedness of such Subsidiary Guarantor is paid in full in cash, any payment or distribution to which Holders of the notes would be entitled under the Subsidiary Guarantee but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness of such Subsidiary Guarantor as their interests may appear, except that Holders of notes may receive certain Capital Stock and subordinated debt obligations; and

(3) if a distribution is made to Holders of the notes that, due to the subordination provisions, should not have been made to them, such Holders of the notes are required to hold it in trust for the holders of Senior Indebtedness of such Subsidiary Guarantor and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of a Subsidiary Guarantor to comply with its obligations under the Subsidiary Guarantee. If payment of the notes is accelerated because of an Event of Default, the Subsidiary Guarantor or the Trustee must promptly notify the holders of

Designated Senior Indebtedness of such Subsidiary Guarantor or the Representative of such Designated Senior Indebtedness of the acceleration.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of a Subsidiary Guarantor who are holders of Senior Indebtedness of such Subsidiary Guarantor may recover more, ratably, than the Holders of the notes under the Subsidiary Guarantee, and creditors of a Subsidiary Guarantor who are not holders of Senior Indebtedness of such Subsidiary Guarantor may recover less, ratably, than holders of such Subsidiary Guarantor’s Senior Indebtedness and may recover more, ratably, than the Holders of the notes under the Subsidiary Guarantee.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the notes pursuant to the provisions described under “—Defeasance.”

Change of control

Upon the occurrence of any of the following events (each, a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that in calculating beneficial ownership for purposes of this clause, such person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2) individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and

(ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice by first-class mail to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control);

(3) the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer or (2) notice of redemption of all such notes has been given pursuant to the Indenture as described under the caption “Optional redemption,” unless and until there has been a default in payment of the applicable redemption price.

A Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain covenants—Limitation on indebtedness” and “—Limitation on liens”. Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the notes protection in the event of a highly leveraged transaction.

The Credit Agreement prohibits us from purchasing any notes except subject to certain maximum leverage and minimum liquidity tests that we would not likely be able to satisfy to make the Change of Control Offer contemplated above. The Credit Agreement will also provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when we are not able to satisfy our obligation to make the Change of Control Offer, we may seek the consent of our lenders to the purchase of notes or may attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we will remain prohibited from satisfying our obligation to make the Change of Control Offer. In such case, our failure to offer to purchase notes would constitute a Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement.

Future Indebtedness that we may Incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of notes may require the Company to make an offer to repurchase the notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes.

Certain covenants

Suspension of covenants

The Indenture will contain covenants including, among others, those summarized below. Following the first day (the “Suspension Date”) that:

(1) the notes have an Investment Grade Rating from at least two of the three Rating Agencies, and

(2) no Default has occurred and is continuing under the Indenture,

the Company and its Restricted Subsidiaries will not be subject to the provisions of the Indenture summarized below under:

(A) “—Limitation on indebtedness,”

(B) “—Limitation on restricted payments,”

(C) “—Limitation on restrictions on distributions from restricted subsidiaries,”

(D) “—Limitation on sales of assets and subsidiary stock,”

(E) “—Limitation on affiliate transactions,”

(F) “—Limitation on intercompany transfers of assets,” and

(G) clause (3) of the first paragraph under “—Merger and consolidation,”

(collectively, the “Suspended Covenants”). In addition, the Subsidiary Guarantees of the Subsidiary Guarantors will also be suspended as of the Suspension Date. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) less than two of the Rating Agencies maintain their Investment Grade Ratings or two or more of the Rating Agencies downgrade the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Subsidiary Guarantees will be reinstated. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period.

On the Reversion Date, all Indebtedness Incurred during the Suspension Period will be classified to have been Incurred pursuant to paragraph (a) of “—Limitation on indebtedness” or one of the clauses set forth in paragraph (b) of “—Limitation on indebtedness” (to the extent such Indebtedness would be permitted to be Incurred thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be Incurred pursuant to paragraph (a) or (b) of the covenant described under “—Limitation on indebtedness,” such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (4) of paragraph (b) of the covenant described under “—Limitation on indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under the covenant described under “—Limitation on restricted payments” will be made as though such covenant had been in effect prior to, but not during, the Suspension Period (and, for avoidance of doubt, all Pro Forma Operating Cash Flow and other amounts attributable to the Suspension Period that would otherwise increase the amount of Restricted Payments available to be made pursuant to any clause (including clause (a)(3)) of the covenant described under “—Limitation on restricted payments” shall be excluded in determining the amount of Restricted Payments available to be made following the Reversion Date). For purposes of determining compliance with paragraph (a) of the covenant described under “—Limitation on sales of assets and subsidiary stock,” on the Reversion Date, the Net Available Cash from all Asset Dispositions not applied in accordance with such covenant will be deemed to be reset to zero.

Limitation on indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, both (1) the Consolidated Leverage Ratio would be less than 8.0 to 1, and (2) in the case of an Incurrence by a Subsidiary Guarantor of Indebtedness, the Adjusted Leverage Ratio would be less than 3.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by the Company and the Subsidiary Guarantors pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed (i) on or prior to June 7, 2011, $500 million, and (ii) thereafter, $300 million;

(2) Indebtedness owed to and held by the Company or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes, and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such Subsidiary Guarantor with respect to its Subsidiary Guarantee;

(3) the notes (other than any Additional Notes);

(4) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company or any Restricted Subsidiary or merged with or into the Company or a Restricted Subsidiary (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary of the Company or was acquired by or merged with or into the Company or any Restricted Subsidiary); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Subsidiary Guarantors would have been entitled to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that (A) to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary, and (B) no Refinancing Indebtedness that is Indebtedness of a Subsidiary Guarantor Incurred to Refinance Parent Debt that was Incurred pursuant to paragraph (a) or pursuant to clause (4) (or pursuant to this clause (6) in respect of such Parent Debt), shall be Incurred by any

Subsidiary Guarantor pursuant to this clause (6) unless, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Adjusted Leverage Ratio would be less than 3.0 to 1;

(7) Hedging Obligations that are Incurred for bona fide hedging purposes of the Company and its Restricted Subsidiaries; provided that such obligations are entered into in the ordinary course of business to hedge or mitigate risks to which the Company or any of its Restricted Subsidiaries is exposed in the conduct of their business or the management of their liabilities and not for speculative purposes (as determined by the Company’s or such Restricted Subsidiary’s principal financial Officer in the exercise of his or her good faith business judgment);

(8) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(10) Indebtedness consisting of the Subsidiary Guarantee of a Subsidiary Guarantor and any Guarantee by the Company or any Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or pursuant to clause (6) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4); provided, however, that (A)(i) if the Indebtedness being Guaranteed is Indebtedness of a Subsidiary Guarantor that is subordinated to or pari passu with a Subsidiary Guarantee, then the Guarantee thereof Incurred pursuant to this clause (10) shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness being Guaranteed, and (ii) if the Indebtedness being Guaranteed is Indebtedness of the Company that is subordinated to the notes, then the Guarantee thereof Incurred pursuant to this clause (10) shall be subordinated to the same extent as the Indebtedness being Guaranteed, and (B) no Guarantee by a Subsidiary Guarantor of such Indebtedness of the Company (other than any Guarantee by any Subsidiary Guarantor of Refinancing Indebtedness in respect of the Existing Bonds that is subordinated to or pari passu with the Subsidiary Guarantees) shall be Incurred pursuant to this clause (10) unless, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Adjusted Leverage Ratio would be less than 3.0 to 1;

(11) Indebtedness under Film Contracts in an aggregate amount outstanding at any time not to exceed $40 million;

(12) Purchase Money Indebtedness Incurred by the Company or a Restricted Subsidiary, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (12) and then outstanding, does not exceed $60.0 million; and

(13) Indebtedness of the Company or of any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (12) above or paragraph (a)), does not exceed $50.0 million.

(c) Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the notes or the applicable Subsidiary Guarantee to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness remaining outstanding on the Issue Date under the Credit Agreement after giving effect to the Transactions will be treated as Incurred on the Issue Date under clause (1) of paragraph (b) above;

(2) the Existing Bonds and the Existing Debentures will be treated as Incurred under clause (4) of paragraph (b) above;

(3) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(4) the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(5) any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above (other than pursuant to clause (1) of paragraph (b) above and other than the Existing Bonds and the Existing Debentures) may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to paragraph (a) above or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such paragraph or clause at the time of such reclassification.

(e) Notwithstanding paragraphs (a) and (b) above, no Subsidiary Guarantor will Incur any Indebtedness for borrowed money if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of such Subsidiary Guarantor, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to the Senior Subordinated Indebtedness of such Subsidiary Guarantor.

Limitation on restricted payments

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) either the Consolidated Leverage Ratio is greater than 8.0 to 1 or the Adjusted Leverage Ratio is greater than 4.0 to 1; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) an amount equal to (i) cumulative Pro Forma Operating Cash Flow for the period (taken as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, less (ii) the product of 1.4 times cumulative Consolidated Interest Expense for such period; plus

(B) 100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees), and 100% of any cash capital contribution received by the Company from its stockholders subsequent to the Issue Date, but excluding in each case any Net Cash Proceeds that are used to redeem notes in accordance with “—Optional redemption”; plus

(C) the amount by which Indebtedness of the Company (other than Indebtedness owed to any Subsidiary of the Company) is reduced on the Company’s balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) in the event that the Company redesignates an Unrestricted Subsidiary to be a Restricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock, and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its stockholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Parent Debt or Subordinated Obligations of the Company or a Subsidiary Guarantor, in each case made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of, Refinancing Indebtedness of such Person in respect thereof (i) which is permitted to be Incurred pursuant to clause (b)(6) of the covenant described under “—Limitation on indebtedness” and (ii) which Refinancing Indebtedness, in the case of a Refinancing of Parent Debt, constitutes Parent Debt; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such purchases, redemptions and other acquisitions (excluding amounts representing cancellation of Indebtedness) shall not exceed $7.5 million in any calendar year; provided further, however, that the Company may carry forward and make in a subsequent calendar year, in addition to the amounts permitted for such calendar year, the amount of such purchases, redemptions or other acquisitions permitted to have been made but not made in the two preceding calendar years, up to a maximum of $21.0 million in any calendar year pursuant to this clause (4); and provided further, however, that such purchases, redemptions and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) the declaration and payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on indebtedness”; provided, however, that, at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

(7) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company or in connection with a merger, consolidation, amalgamation or other combination involving the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(8) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Parent Debt or Subordinated Obligations of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Parent Debt or Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such payments, purchases, redemptions, defeasances or other acquisitions or retirements shall be included in the calculation of the amount of Restricted Payments;

(9) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under “—Limitation on indebtedness”; provided, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) any purchase or redemption of Parent Debt or Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under “—Limitation on sales of assets and subsidiary stock” after the Company (or a Restricted Subsidiary, as the case may be) has made an offer to the Holders of the notes to purchase the notes pursuant to clause (a)(3)(C) of such covenant; provided, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; and

(11) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (11), does not exceed $50.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be included in the calculation of the amount of Restricted Payments.

Limitation on restrictions on distributions from restricted subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or any Restricted Subsidiary or pay any Indebtedness owed to the Company or any Restricted Subsidiary, (b) make any loans or advances to the Company or any Restricted Subsidiary or (c) transfer any of its property or assets to the Company or any Restricted Subsidiary, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Agreement);

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred or Capital Stock issued by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company or any Restricted Subsidiary (other than Indebtedness Incurred or Capital Stock issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company or any Restricted Subsidiary) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) restrictions on cash, cash equivalents, Temporary Cash Investments or other deposits or net worth imposed under contracts entered into the ordinary course of business, including such restrictions imposed by customers or insurance, surety or bonding companies;

(F) provisions contained in any license, permit or other accreditation with a regulatory authority entered into the ordinary course of business;

(G) customary restrictions under Purchase Money Indebtedness Incurred in compliance with the covenant described under “—Limitation on indebtedness”;

(H) provisions in agreements or instruments which prohibit the payment or making of dividends or other distributions other than on a pro rata basis;

(I) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein); and

(J) any encumbrance or restriction pursuant to applicable law, rule, regulation or governmental order; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on sales of assets and subsidiary stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; provided, however, that this clause (2) shall not apply to any Asset Swap; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be):

(A) to the extent the Company or such Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Bank Indebtedness or Senior Indebtedness of a Subsidiary Guarantor (including Senior Indebtedness of the Company that is Guaranteed on a senior basis by the Subsidiary Guarantors) or Indebtedness (other than any Disqualified Stock) of a Restricted Subsidiary that is not a Subsidiary Guarantor (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) to the extent the Company or such Restricted Subsidiary, as the case may be, elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the notes (and to holders of other Senior Subordinated Indebtedness of the Subsidiary Guarantors (including Indebtedness of the Company that is Guaranteed on a senior subordinated basis by the Subsidiary Guarantors)) to purchase notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $25 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit Indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption or discharge of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred Stock of a Subsidiary Guarantor) and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition;

(2) securities received by the Company or any Restricted Subsidiary from the transferee that are within 180 days converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(3) in the event the Company or any Restricted Subsidiary engages in an Asset Disposition with any third party and receives in consideration therefor, or simultaneously with such Asset Disposition enters into, a Local Marketing Agreement with such third party or any Affiliate thereof, the Fair Market Value of such Local Marketing Agreement (as determined by an Independent Qualified Party).

(b) In the event of an Asset Disposition that requires the purchase of notes (and other Senior Subordinated Indebtedness of the Subsidiary Guarantors) pursuant to clause (a)(3)(C) above, the Company will purchase notes tendered pursuant to an offer by the Company for the notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro rata basis but in round denominations, which in the case of the notes will be denominations of $2,000 principal amount or multiples thereof. If the aggregate purchase price of the securities purchased pursuant to such offer in accordance with this covenant is less than the Net Available Cash offered therefor, the Company may use any such excess Net Available Cash for general corporate purposes or any other purpose, in each case not prohibited by the Indenture. The Company shall not be required to make such an offer to purchase notes (and such other Senior Subordinated Indebtedness) pursuant to this covenant if the Net Available Cash available therefor is less than $25 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer (regardless of the amount of notes tendered in such offer).

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on affiliate transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $10.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the non-employee directors of the Company disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3) if such Affiliate Transaction involves an amount in excess of $20.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not materially less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to (but only to the extent included in the calculation of the amount of Restricted Payments made pursuant to paragraph (a)(3) of) the covenant described under “—Limitation on restricted payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment or compensation arrangements, stock options and stock ownership plans approved by the Board of Directors;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Company or its Restricted Subsidiaries;

(4) the payment of reasonable fees to directors of the Company and its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries, and customary payments for indemnification to directors and officers of the Company and its Restricted Subsidiaries;

(5) any transaction with the Company, a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company or any contribution to the capital of the Company;

(7) transactions with customers, clients, vendors, suppliers or other purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture and that are on terms no less favorable than those that would have been obtained in a comparable transaction with an unrelated party;

(8) any agreement as in effect on the Issue Date and either (i) described in the Company’s Proxy Statement filed on March 31, 2009 under the heading “Director Compensation-Certain Relationships” (or any such agreement which is contemplated by the agreements described under such heading), or (ii) not so described under such heading as a result of the materiality limitations as to required disclosure set forth in Item 404 of Regulation S-K, or any renewals, extensions or modifications of any such agreement referred to in the foregoing clauses (i) and (ii) after the Issue Date (so long as such renewals, extensions or modifications are not, taken as a whole, materially less favorable to the Holders as determined by the Board of Directors in its reasonable good faith judgment) and the transactions contemplated thereby; and

(9) any transaction on arm’s-length terms with any non-Affiliate that becomes an Affiliate as a result of such transaction.

Limitation on line of business

The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business, except to the extent not material to the Company and the Restricted Subsidiaries, taken as a whole.

Limitation on intercompany transfers of assets

Notwithstanding anything to the contrary herein, no Subsidiary Guarantor shall, and the Company shall cause each Subsidiary Guarantor not to, sell, convey, transfer or otherwise dispose of its respective assets or property (other than cash and cash equivalents) to, or merge with or into, the Company, except for (i) sales, conveyances, transfers or other dispositions made in the ordinary course of business and (ii) transactions in which the assets or property sold, conveyed, transferred or otherwise disposed of, or the assets or property of any Subsidiary Guarantor that is merged with or into the Company, are substantially simultaneously contributed, sold, conveyed, transferred or otherwise disposed of to a Subsidiary Guarantor.

Limitation on liens

(a) The Company will not, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured. Any Lien created for the benefit of the Holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

(b) No Subsidiary Guarantor will, and the Company will not permit any Subsidiary Guarantor to, Incur any Secured Indebtedness that is not Senior Indebtedness of such Subsidiary Guarantor unless contemporaneously therewith such Subsidiary Guarantor makes effective provision to secure the relevant Subsidiary Guarantee equally and ratably with such Secured Indebtedness (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the relevant Subsidiary Guarantee) for so long as such Secured Indebtedness is secured by a Lien.

Merger and consolidation

(a) The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the notes and the Indenture;

(2) immediately after giving pro forma effect to such transaction (including treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3) immediately after giving pro forma effect to such transaction, either (A) the Subsidiary Guarantors would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on indebtedness” or (B) each of the Consolidated Leverage Ratio and the Adjusted Leverage Ratio would be lower than immediately prior to such transaction; and

(4) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or a Wholly Owned Subsidiary of the Company (so long as no Capital Stock of the Company or such Wholly Owned Subsidiary is distributed to any Person) or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Person, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the notes.

(b) The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) except in the case of a Subsidiary Guarantor that (x) has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets or (y) as a result of the disposition of all or a portion of its Capital Stock, has ceased to be a Subsidiary of the Company, in both cases, if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on sales of assets and subsidiary stock” in respect of such disposition, the resulting, surviving or transferee Person (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guarantee Agreement, all the obligations of such Subsidiary, if any, under its Subsidiary Guarantee;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (including treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing; and

(3) the Company delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guarantee Agreement, if any, comply with the Indenture.

Future subsidiary guarantors

At any time that any Indebtedness under the Credit Agreement is outstanding or any commitments in respect thereof are available, the Company will cause each of its Restricted Subsidiaries that Incurs (including by Guarantee) any Indebtedness under the Credit Agreement, or that pursuant to the Credit Agreement is obligated (including as Guarantor) in respect of amounts available to be Incurred thereunder, to, in each case, within five Business Days of such Incurrence or obligation, execute and deliver to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the Indenture. At any time that no Indebtedness under the Credit Agreement is outstanding and all commitments in respect thereof have been terminated, the Company will cause each Designated Subsidiary to, in each case, within five Business Days of the date on which all Indebtedness under the Credit Agreement has been repaid and all commitments thereunder terminated, or such later date on which such Designated Subsidiary is formed or acquired, or on which any Restricted Subsidiary becomes a Designated Subsidiary, execute and deliver to the Trustee a Guarantee Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the notes on the same terms and conditions as those set forth in the Indenture.

SEC reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (subject to the next sentence) and provide the Trustee and Holders of the notes with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If, at any time, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its Web site within the time periods that would apply if the Company were required to file those reports with the SEC.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the notes when due, continued for 30 days;

(2) a default in the payment of principal of any note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company to comply with its obligations under “—Certain covenants—Merger and consolidation” above;

(4) the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “Change of control” (other than a failure to purchase notes) or under “—Certain covenants” under “—Limitation on indebtedness,” “—Limitation on restricted payments,” “—Limitation on restrictions on distributions from restricted subsidiaries,” “—Limitation on sales of assets and subsidiary stock” (other than a failure to purchase notes), “—Limitation on affiliate transactions,” “—Limitation on line of business,” “—Limitation on intercompany transfers of assets,” “—Limitation on liens” or “—Future subsidiary guarantors”;

(5) the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of the Company, any Subsidiary Guarantor or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $35.0 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $35.0 million is entered against the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived, stayed or bonded (the “judgment default provision”); or

(9) any Subsidiary Guarantee of a Subsidiary Guarantor that is a Significant Subsidiary (or Subsidiary Guarantees of Subsidiary Guarantors that together would constitute a Significant Subsidiary) ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.

However, a Default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding notes notify the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding notes may declare the principal of and accrued but unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the notes.

Under certain circumstances, the Holders of a majority in principal amount of the outstanding notes may rescind any such acceleration with respect to the notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a note may pursue any remedy with respect to the Indenture or the notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the outstanding notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the outstanding notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is not opposed to the interest of the Holders of the notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) and any past Default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the notes then outstanding. However, without the consent of each Holder of an outstanding note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of notes whose Holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any note;

(3) reduce the principal of or change the Stated Maturity of any note;

(4) change the provisions applicable to the redemption of any note as described under “—Optional redemption” above;

(5) make any note payable in money other than that stated in the note;

(6) impair the right of any Holder of the notes to receive payment of principal of and interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes;

(7) make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any note or Subsidiary Guarantee that would adversely affect the Holders of the notes; or

(9) make any change in, or release other than in accordance with the Indenture, any Subsidiary Guarantee that would adversely affect the Holders of the notes.

Notwithstanding the preceding, without the consent of any Holder of the notes, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the notes, including any Subsidiary Guarantees, or to secure the notes;

(5) to add to the covenants of the Company or any Subsidiary Guarantor for the benefit of the Holders of the notes or to surrender any right or power conferred upon the Company or any Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any Holder of the notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(8) to conform the text of the Indenture, the notes or any Subsidiary Guarantee to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the Indenture, the notes or such Subsidiary Guarantee;

(9) to make any amendment to the provisions of the Indenture relating to the transfer and legending of notes; provided, however, that (a) compliance with the Indenture as so amended would not result in notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer notes;

(10) to provide for the issuance of Additional Notes in accordance with the Indenture; or

(11) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof.

However, no amendment may be made to the subordination provisions governing the Subsidiary Guarantees contained in the Indenture that adversely affects the rights of any holder of Senior Indebtedness of a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the Holders of the notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to Holders of the notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to all Holders and is paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The notes will be issued in registered form and will be transferable only upon the surrender of the notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and discharge

When (1) we deliver to the Trustee all outstanding notes for cancellation or (2) all outstanding notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding notes, including interest thereon to maturity or such redemption date, and if in either case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain a registrar and paying agent in respect of the notes.

In addition, at any time we may terminate our obligations under “—Change of control” and under the covenants described under “—Certain covenants” (other than the covenant described under “—Merger and consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain covenants—Merger and consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the notes may not be accelerated because of an Event of Default specified in clause (4), (5) (solely with respect to the covenant described under “—Certain covenants—SEC reports”), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) of the first paragraph under “—Certain covenants—Merger and consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, each Subsidiary Guarantor will be released from all of its obligations with respect to its Subsidiary Guarantee.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is to be the Trustee under the Indenture and the Registrar and Paying Agent with regard to the notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care and skill as a prudent man would under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No personal liability of directors, officers, employees and stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor will have any liability for any obligations of the Company or any Subsidiary Guarantor under the notes, any Subsidiary Guarantee or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing law

The Indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

“Additional Assets” means:

(1) any property, plant, equipment or other long-term tangible or intellectual property asset used or useful in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Adjusted Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount (without duplication) of Funded Indebtedness of the Subsidiary Guarantors as of such date of determination, to (y) Pro Forma Operating Cash Flow for the most recent four consecutive fiscal quarters ending prior to the date of such determination for which internal financial statements are available (with the amount of Indebtedness being determined on a pro forma basis calculated in a manner consistent with the calculation thereof for purposes of the definition of Consolidated Leverage Ratio).

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain covenants—Limitation on restricted payments,” “—Certain covenants—Limitation on affiliate transactions” and “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary; or

(3) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary,

other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(B) for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain covenants—Limitation on restricted payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain covenants—Merger and consolidation”;

(C) a disposition of assets with a Fair Market Value of less than $1.0 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) a disposition of assets that are worn out, obsolete or damaged or no longer used or useful in the business of the Company or any Restricted Subsidiary, as the case may be, in the ordinary course of business;

(F) the sale or lease or sub-lease of products, services or accounts receivable or the licensing or sub-licensing of intellectual property, in each case in the ordinary course of business;

(G) the sale of the Capital Stock of an Unrestricted Subsidiary; and

(H) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien).

“Asset Swap” means an Asset Disposition in exchange for properties or assets that will be used by the Company and the Restricted Subsidiaries in a Related Business. The Fair Market Value of any assets received or disposed of in an Asset Swap shall be as determined by an Independent Qualified Party.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board of Directors.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Certain covenants—Limitation on liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests and limited liability company interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to the Company and its consolidated Restricted Subsidiaries for any period, the total interest expense of the Company and the Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP, plus, to the extent not included in such total interest expense, and to the extent incurred by the Company or its Restricted Subsidiaries, without duplication: (a) the amortization of debt discount and debt issuance cost; (b) the amortization of all fees (including, without limitation, fees with respect to Hedging Obligations) payable in connection with the Incurrence of Indebtedness; (c) the portion of any Capital Lease Obligation allocable to interest expense; (d) net payments pursuant to Hedging Obligations; (e) dividends accrued in respect of all Disqualified Stock; and (f) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Company or any Restricted Subsidiary.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Funded Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination to (y) Pro Forma Operating Cash Flow for the most recent four consecutive fiscal quarters ending prior to such date of determination for which internal financial statements are available (the “Reference Period”); provided, however, that:

(1) if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness; and

(2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of the Reference Period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit facility), the aggregate amount of Indebtedness shall be calculated on a pro forma basis and Pro Forma Operating Cash Flow shall be calculated as if the Company or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness.

“Credit Agreement” means the Amended and Restated Five-Year Competitive Advance and Revolving Credit Facility Agreement, dated as of June 7, 2006, among Belo Corp., the lenders party thereto and JPMorgan Chase Bank, N.A., as amended by the First Amendment dated as of February 4, 2009, the Second Amendment dated as of February 26, 2009 and the Amendment and Restatement Agreement dated as of the Issue Date, together with the related documents thereto (including the revolving loans thereunder, any guarantees and security documents), as amended, extended, renewed, restated, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness incurred to Refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement, whether by the same or any other lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness,” with respect to a Person, means:

(1) Bank Indebtedness; and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $100.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Designated Subsidiary” means each domestic Restricted Subsidiary (a) the consolidated total assets of which equal 5% or more of the consolidated total assets of the Company, (b) the consolidated revenues of which equal 5% or more of the consolidated revenues of the Company or (c) that, together with its consolidated subsidiaries, accounts for more than 5% of Pro Forma Operating Cash Flow, in each case as of the end of or for the most recent period of four consecutive fiscal quarters of the Company for which internal financial statements are available;

provided that if at the end of or for any such most recent period of four consecutive fiscal quarters the combined consolidated total assets or combined consolidated revenues or contribution on a consolidated basis to Pro Forma Operating Cash Flow of all domestic Restricted Subsidiaries that under clauses (a), (b) and (c) above would not constitute Designated Subsidiaries shall have exceeded 10% of the consolidated total assets of the Company or 10% of the consolidated revenues of the Company or 10% of Pro Forma Operating Cash Flow, then one or more of such excluded Subsidiaries shall for all purposes of the Indenture be deemed to be Designated Subsidiaries in descending order based on the amounts of their consolidated total assets or consolidated revenues or contribution to Pro Forma Operating Cash Flow, as the case may be, until such excess shall have been eliminated.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if:

(2) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the notes and described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” and “—Change of control”; and

(3) any such requirement only becomes operative after compliance with such terms applicable to the notes, including the purchase of any notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Bonds” means the Company’s 6-3/4% Senior Notes due 2013.

“Existing Debentures” means the Company’s 7-3/4% Senior Debentures due 2027 and 7-1/4% Senior Debentures due 2027.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of such Board of Directors; provided, however, that for purposes of clause (a)(3)(B) under “—Certain covenants—Limitation on restricted payments,” if the Fair Market Value of the property or assets in question is so determined to be in excess of $25.0 million, such determination must be confirmed by an Independent Qualified Party.

“Film Contracts” mean contracts or agreements with suppliers which provide the right to broadcast certain specified film or video tape motion pictures.

“Fitch” means Fitch, Inc. and any successor to its rating agency business.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Funded Indebtedness” means, without duplication, all Indebtedness other than short–term obligations under Film Contracts.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the Financial Accounting Standards Board Accounting Standards Codification; and

(2) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantee Agreement” means a supplemental indenture, in a form reasonably satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor Guarantees the Company’s obligations with respect to the notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain covenants—Limitation on indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness,

will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property (including Film Contracts), all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable or other liability to trade creditors arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or with respect to any Preferred Stock of any Subsidiary of such Person, the principal amount of such Disqualified Stock or Preferred Stock to be determined in accordance with the Indenture (but excluding, in each case, any accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee, but excluding, for the avoidance of doubt, obligations under self-insurance or employee benefit programs;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the Fair Market Value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, Hedging Obligations of such Person that are then due and payable.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national or regional standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain covenants—Limitation on restricted payments”:

(1) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s, BBB- (or equivalent) by Standard & Poor’s, BBB- (or equivalent) by Fitch or an equivalent rating by any other Rating Agency.

“Issue Date” means November     , 2009.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Local Marketing Agreement” means a local marketing arrangement, sale agreement, time brokerage agreement, management agreement or similar arrangement pursuant to which a Person:

(1) obtains the right to sell at least a majority of the advertising inventory of a television station on behalf of a third party;

(2) purchases at least a majority of the air time of a television station to exhibit programming and sell advertising time;

(3) manages the selling operations of a television station with respect to at least a majority of the advertising inventory of such station;

(4) manages the acquisition of programming for a television station;

(5) acts as a program consultant for a television station; and/or

(6) manages the operation of a television station generally.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, accounting and investment banking fees, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of such escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Officer” means the Chairman of the Board of Directors, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Operating Cash Flow” means, for the Company and its Subsidiaries for any period, determined on a consolidated basis in accordance with GAAP (subject to adjustment in accordance with the following paragraphs), the sum of (without duplication): (a) earnings before income taxes for such period (without taking into account extraordinary or nonrecurring items); (b) depreciation and amortization expense of the Company and its Restricted Subsidiaries for such period (excluding amortization expense attributable to a prepaid item that was paid in cash in a prior period); (c) Consolidated Interest Expense actually incurred or accrued during such period, to the extent deducted in calculating earnings before income taxes; and (d)(i) non-cash charges of the Company and its Restricted Subsidiaries to the extent deducted in computing earnings before income taxes for such period (provided that any cash payment made with respect to any non-cash charge that has been added pursuant to this clause (d) shall be subtracted, only to the extent of the non-cash charge, in computing Operating Cash Flow for the period in which such cash payment is made), less (ii) all non-cash items of income of the Company and its Restricted Subsidiaries to the extent included in computing earnings before income taxes for such period (other than accruals of revenue by the Company and its Restricted Subsidiaries in the ordinary course of business).

For purposes of calculating Operating Cash Flow, “earnings before income taxes” shall not include:

(1) any earnings of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A) the Company’s equity in the earnings of any such Person for such period shall be included up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(B) the Company’s equity in a net loss of any such Person for such period shall be included;

(2) any earnings of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A) the Company’s equity in the earnings of any such Restricted Subsidiary for such period shall be included up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included;

provided that, with respect to the earnings of any Restricted Subsidiary that is a Subsidiary Guarantor, this clause (2) shall apply solely for purposes of paragraph (a) of the covenant described under “—Certain covenants—Limitation on restricted payments”;

(3) any provision for taxes of any Person other than the Company and the Restricted Subsidiaries; and

(4) any provision for taxes of any Restricted Subsidiary except to the extent that (and in the same proportion that) the earnings of such Restricted Subsidiary are included pursuant to clause (2) above.

Notwithstanding the foregoing, (x) depreciation and amortization and non-cash charges of a Restricted Subsidiary shall be added to earnings before income taxes in the calculation of Operating Cash Flow only to the extent (and in the same proportion, including by reason of minority interests) that the earnings of such Restricted Subsidiary were included in calculating Operating Cash Flow pursuant to clause (2) of the foregoing paragraph and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders, and (y) for purposes of the covenant described under “—Certain covenants—Limitation on restricted payments” only, there shall be excluded from Operating Cash Flow any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Parent Debt” means any Funded Indebtedness of the Company that is not Guaranteed by any Subsidiary Guarantor as of the Issue Date or, if Incurred after the Issue Date, as of the date of Incurrence of such Funded Indebtedness.

“Permitted Holders” means officers and directors of the Company on the Issue Date and their family members, including any permitted transferee of such person’s Series B Stock as set forth in the Company’s charter as in existence on the Issue Date, and any trusts for the benefit of such Persons (or trusts for the benefit of such trusts) and, in the event of the incompetence or death of any such Person, such Person’s estate, executor, administrator, committee or other personal representative or beneficiary.

“Permitted Investment” means an Investment by or any Restricted Subsidiary in:

(1) the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business, in each case other than an Investment consisting of a Guarantee by a Subsidiary Guarantor of Parent Debt on a senior or a senior subordinated basis (other than a Guarantee of the Existing Bonds or Refinancing Indebtedness in respect thereof on a senior subordinated basis);

(2) another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and promissory notes evidencing such obligations; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business and not to exceed $750,000 at any time outstanding;

(7) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9) any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default, (C) in satisfaction of judgments against other Persons or (D) in settlement of delinquent accounts and disputes with customers;

(10) any Person to the extent such Investment consists of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(11) any Person to the extent such Investment consists of Hedging Obligations or Guarantees of Indebtedness otherwise permitted under the covenant described under “—Certain covenants—Limitation on indebtedness,” other than an Investment consisting of a Guarantee by a Subsidiary Guarantor of Parent Debt on a senior or a senior subordinated basis (other than a Guarantee of the Existing Bonds or Refinancing Indebtedness in respect thereof on a senior subordinated basis);

(12) Investments resulting from the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

(13) any Person to the extent such Investment exists on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date); and

(14) any Person to the extent such Investment, when taken together with all other Investments made pursuant to this clause (14) and outstanding on the date such Investment is made, do not exceed $25.0 million.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4) Liens in favor of issuers of performance, bid or surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Purchase Money Indebtedness Incurred pursuant to clause (b)(12) under “—Certain covenants—Limitation on indebtedness”; provided, however, that any Lien arising in connection with any such Indebtedness shall be limited to the specific asset being financed or, in the case of real property or fixtures, including additions and improvements, the real property on which such asset is attached;

(7) Liens existing on the Issue Date (other than under the Credit Agreement);

(8) Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person (other than Liens Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person becomes such a Subsidiary); provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(9) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person (other than a Lien Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of transactions pursuant to which such Person or any of its Subsidiaries acquired such property); provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(10) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person;

(11) Liens securing Hedging Obligations so long as such Hedging Obligations are permitted to be Incurred under the Indenture;

(12) Liens imposed pursuant to licenses, sublicenses, leases and subleases (including, but not limited to, landlords’ Liens) which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(13) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(14) Liens in favor of the Company or any Subsidiary Guarantor or Liens on assets of a Restricted Subsidiary that is not a Subsidiary Guarantor in favor solely of another Restricted Subsidiary that is not a Subsidiary Guarantor;

(15) judgment Liens not giving rise to an Event of Default, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(16) Liens securing Indebtedness in an amount which, together with the aggregate outstanding amount of all other Indebtedness secured by Liens Incurred pursuant to this clause (16), does not exceed $40.0 million;

(18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(19) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

(A) such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(B) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such Refinancing; and

(20) Liens securing Indebtedness of the Company or any Subsidiary Guarantors Incurred pursuant to clause (b)(1) under ”—Limitation on indebtedness”; provided that the incurrence or creation of such Lien does not result in or require a Lien securing any other Indebtedness of the Company or any Subsidiary Guarantor.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (9) or (10) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a note means the principal of the note plus the premium, if any, payable on the note which is due or overdue or is to become due at the relevant time.

“Pro Forma Operating Cash Flow” means, for any period, Operating Cash Flow for such period, adjusted to include the Operating Cash Flow of any operating units or entities acquired during such period and to exclude the Operating Cash Flow of any operating units or entities divested or sold during such period (in each case, as if the acquisition or divestiture had occurred at the beginning of such period).

“Prospectus Supplement” means the final prospectus supplement dated as of             , 2009, and used in connection with the offering of the notes.

“Purchase Money Indebtedness” means Indebtedness (including Capital Lease Obligations and Attributable Debt) (1) consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations or similar Indebtedness, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed, and (2) Incurred to finance the acquisition or construction by the Company or a Restricted Subsidiary of such asset (whether through the direct purchase of such asset or the purchase of the Capital Stock of any Person owning such asset), including additions and improvements, in each case in the ordinary course of business; provided, however, that such Indebtedness is Incurred within 270 days after such acquisition or construction of such assets.

“Qualified Equity Offering” means any private or public issuance and sale of the Company’s common stock for cash by the Company. Notwithstanding the foregoing, the term “Qualified Equity Offering” shall not include:

(1) any issuance and sale with respect to common stock registered on Form S-4 or Form S-8; or

(2) any issuance and sale to any Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees.

“Rating Agency” means each of Standard & Poor’s, Moody’s and Fitch or, if Standard & Poor’s, Moody’s, Fitch or any of them shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s, Moody’s, Fitch or all of them, as the case may be.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if (i) the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced, or (ii) the Indebtedness being Refinanced is subordinated in right of payment to a Subsidiary Guarantee, such Refinancing Indebtedness is subordinated in right of payment to such Subsidiary Guarantee at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary of the Company that is not a Subsidiary Guarantor that Refinances Indebtedness of the Company or a Subsidiary Guarantor or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Related Business” means any business of the type conducted by the Company or any of the Restricted Subsidiaries on the Issue Date and any business reasonably related or ancillary or complementary thereto.

“Representative” means, with respect to any Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary, (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation) and (D) dividends or distributions of shares of Capital Stock of Unrestricted Subsidiaries);

(2) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of (i) any Parent Debt (other than the Existing Bonds and Refinancing Indebtedness in respect thereof) or (ii) any Subordinated Obligations of the Company or any Subsidiary Guarantor (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Parent Debt or Subordinated

Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above, unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations, in the case of the Company, are subordinate in right of payment to the notes or, in the case of a Subsidiary Guarantor, are subordinate or pari passu in right of payment to the Subsidiary Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include (in the case of clauses (4) and (6), solely for purposes of the covenant described under “—Certain covenants—Limitation on sales of assets and subsidiary stock”):

(1) any obligation of such Person to the Company or any Subsidiary of the Company;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person;

(5) any Capital Stock; or

(6) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Subsidiary Guarantor, its Subsidiary Guarantee and any other Indebtedness of such Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu with the Subsidiary Guarantee in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to, in the case of the Company, the notes, or, in the case of a Subsidiary Guarantor, the Subsidiary Guarantee of such Subsidiary Guarantor, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantee” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the notes.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of the Company that thereafter Guarantees the notes pursuant to the terms of the Indenture.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard & Poor’s;

(5) investments in securities with maturities of 365 days or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Transactions” means (1) the issuance of the notes contemplated by the Prospectus Supplement, (2) the amendments to the Credit Agreement as described under “Summary—Recent developments” in the Prospectus Supplement, (3) the repayment of loans outstanding under the Credit Agreement and (4) the payment of related fees and expenses, in the case of each of clauses (3) and (4), as described under “Use of proceeds” in the Prospectus Supplement.

“Trustee” means The Bank of New York Mellon Trust Company, N.A. until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Underwriters” means J.P. Morgan Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp., Janney Montgomery Scott LLC, Mitsubishi UFJ Securities (USA), Inc. and SunTrust Robinson Humphrey, Inc.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain covenants—Limitation on restricted payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Subsidiary Guarantors could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain covenants—Limitation on indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

Book-entry, delivery and form

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The notes will be issued at the closing of this offering only against payment in immediately available funds.

The notes initially will be represented by one or more global notes in registered form without interest coupons, which we refer to as the Global Notes. The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or its nominee, Cede & Co., in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “—Exchange of global notes for certificated notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations, which we refer to as the Participants, and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly, which we refer to as the Indirect Participants. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also has advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the indenture governing the notes for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture governing the notes. Under the terms of the indenture governing the notes, we and the Trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the Trustee nor any agent of ours or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the account of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither we nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the

Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

Neither we nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

Global Notes are exchangeable for certificated notes if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 and, in each case, a successor depositary is not appointed by us within 120 days;

(2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of the certificated notes; or

(3) there has occurred and is continuing an event of default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for certificated notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indenture governing the notes. In all cases, certificated notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same day settlement and payment

We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the Holders of the certificated notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Certain material United States federal income tax considerations

This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended (referred to herein as the “Code”), Treasury regulations issued under the Code, judicial authority and administrative rulings and practice, all as of the date of this prospectus supplement and all of which are subject to change, possibly on a retroactive basis. As a result, the tax considerations of purchasing, owning or disposing of the notes could differ from those described below. This summary deals only with purchasers who purchase the notes at their original issuance at the offering price for cash and who hold the notes as “capital assets” within the meaning of Section 1221 of the Code. This summary does not deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, controlled foreign corporations, U.S. expatriates, persons holding debentures as a position in a “straddle, “hedge, “conversion transaction,” or other integrated transaction for tax purposes, or U.S. holders (as defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws, the tax laws of any U.S. state or locality, any non-U.S. tax laws, or any tax laws other than U.S. federal income tax laws. We will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the matters discussed herein and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein.

As used herein, the term “U.S. holder” means a beneficial owner of notes that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate if its income is includible in gross income for U.S. federal income tax purposes regardless of its source, or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

As used herein, the term “non-U.S. holder” means a beneficial owner of notes, other than a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), of notes that is not a U.S. holder.

If a partnership (including, for purposes of this section, any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership and partners in such a partnership should consult their independent tax advisors about the U.S. federal income tax consequences of holding and disposing of notes.

Investors should consult their tax advisor concerning the tax consequences of the ownership and disposition of the notes, including the tax consequences under the laws of any foreign, state, local or other taxing jurisdictions and the possible effects on investors of changes in U.S. federal or other tax laws.

U.S. holders

Stated interest and original issue discount

Stated interest on a note will generally be includible by a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s method of accounting for U.S. federal income tax purposes.

If the stated principal amount of the notes exceeds the “issue price” of the notes by more than a de minimis amount, the notes will be treated as having been issued with OID for U.S. federal income tax purposes. The issue price of a note will equal the first price at which a substantial amount of the notes are sold for cash to investors (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers).

A U.S. holder, regardless of its method of accounting for U.S. federal income tax purposes, will be required to include in gross income (as ordinary interest income) any OID as it accrues on a constant yield to maturity basis, before the receipt of cash payments attributable to this income. The amount of OID includible in gross income for a taxable year (the “accrued OID”) will be the sum of the daily portions of OID with respect to the note for each day during that taxable year on which the U.S. holder holds the note. The daily portion is determined by allocating to each day in an “accrual period” a pro rata portion of the OID allocable to that accrual period. The OID allocable to any accrual period will equal (a) the product of the “adjusted issue price” of the note as of the beginning of such period and the note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less (b) the stated interest allocable to the accrual period. The “adjusted issue price” of a note as of the beginning of any accrual period will equal its issue price, increased by previously accrued OID.

A U.S. holder will not be required to recognize any additional income upon the receipt of any payment on the notes that is attributable to previously accrued OID.

Sale, exchange, redemption or other taxable disposition of the notes

Upon the sale, exchange, redemption or other taxable disposition of a note, a U.S. holder will generally recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid stated interest, which will be taxed as such) and (ii) the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally equal the cost of the note, increased by any OID previously included in income by the U.S. holder. A U.S. holder’s gain or loss will generally constitute capital gain or loss and will be long-term capital gain or loss if the U.S. holder has held such note for longer than one year. The deductibility of capital losses is subject to certain limitations.

Backup withholding and information reporting

In general, a U.S. holder of a note will be subject to backup withholding at the applicable tax rate (currently 28%) with respect to payments in respect of interest (including OID) and the gross proceeds from a disposition of notes unless the holder (i) is an entity that is exempt from backup withholding (generally including corporations, tax-exempt organizations and certain qualified nominees) and, when required, provides appropriate documentation to that effect, (ii) provides us or our paying agent with the social security number or other taxpayer identification number (“TIN”) within a reasonable time after a request therefor, certifies that the TIN provided is correct and that the holder has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, and otherwise complies with applicable requirements of the backup withholding rules. In addition, such payments to U.S. holders that are not exempt entities will generally be subject to information reporting requirements. A U.S. holder who does not provide us or our paying agent with the correct TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS. We or our paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the notes as required by the Code and applicable Treasury regulations.

Non-U.S. holders

The following discussion applies to non-U.S. holders. Special rules may apply if a non-U.S. holder is a controlled foreign corporation or a corporation that accumulates earnings to avoid U.S. federal income tax.

Interest and original issue discount

Subject to the discussion of backup withholding below, interest income (including, for purposes of this discussion, any OID) of a non-U.S. holder will generally qualify for the so-called “portfolio interest exemption” and, therefore, will not be subject to U.S. federal income tax or withholding, provided:

•

the interest is not income that is effectively connected with a United States trade or business carried on by the non-U.S. holder (“ECI”) and, in the case of an applicable treaty resident, is attributable to a permanent establishment or other fixed place of business in the United States;

•

the non-U.S. holder does not actually or constructively (pursuant to the rules of Section 871(h)(3)(C) of the Code) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	the interest paid to the non-U.S. holder is not considered contingent interest under Section 871(h)(4) of the Code and the Treasury regulations thereunder; and

•

the beneficial owner satisfies the certification requirements set forth in Section 871(h) or 881(c), as applicable, of the Code and the Treasury regulations issued thereunder by (i) giving us or our paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed establishing its status as a non-U.S. person or (ii) by other means prescribed by the Secretary of the Treasury.

If any of these conditions are not met, interest on the notes paid to a non-U.S. holder will generally be subject to U.S. federal income tax and withholding at a 30% rate unless (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing to us or our paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed, or (b) the interest is ECI and the non-U.S. holder complies with applicable certification requirements by providing an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed.

If the interest on the notes is ECI to a non-U.S. holder, such non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply, provided the appropriate statement is provided to us or our paying agent) generally in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of any income tax treaty between the United States and the non-U.S. holder’s country of residence, any interest income that is ECI will be subject to U.S. federal income tax in the manner specified by the treaty, and will generally be subject to U.S. federal income tax only if (i) such income is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States and (ii) the non-U.S. holder claims the benefit of the treaty by providing to us or our paying agent an appropriate IRS Form W-8 (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed. In addition, interest received by a corporate non-U.S. holder that is ECI may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or, if applicable, a lower treaty rate.

Sale, exchange, redemption or other taxable disposition of notes

A non-U.S. holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange, redemption or other taxable disposition of the notes unless:

•	the gain is ECI and, in the case of an applicable treaty resident, is attributable to a permanent establishment or other fixed place of business in the United States; or

•	in the case of a non-U.S. holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met; or

•	the gain represents accrued interest, in which case the rules applicable to interest would apply.

If a non-U.S. holder falls under the first of these exceptions, the holder will be taxed on the net gain derived from the disposition under the graduated U.S. federal income tax rates that are applicable to U.S. Persons and, if the non-U.S. holder is a foreign corporation, it may also be subject to the branch profits tax described above. Even though the ECI will be subject to U.S. federal income tax, and possibly subject to the branch profits tax, it will generally not be subject to withholding if the non-U.S. holder delivers an appropriate IRS Form W-8ECI (or a suitable substitute or successor form or such other form as the IRS may prescribe) that has been properly completed and duly executed to us or our agent.

If an individual non-U.S. holder falls under the second of these exceptions, the holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which the gain derived from the disposition from sources within the United States exceeds such holder’s capital losses allocable to sources within the United States for the taxable year of the sale.

Backup withholding and information reporting

Backup withholding and information reporting will generally not apply to payments of principal or interest on the notes by us or our paying agent if a holder certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge that it is a U.S. person (as defined for U.S. federal income tax purposes) or that the conditions of any other exemptions are not in fact satisfied). The payment of the proceeds of the disposition of notes to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the non-U.S. holder provides the certification described above or otherwise establishes an exemption. The proceeds of a disposition effected outside the United States by a holder of the notes to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if that broker is, for United States tax purposes, a U.S. person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a trade or business in the United States, or a foreign partnership that is engaged in the conduct of a trade or business in the United States or that has one or more partners that are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless that broker has documentary evidence in its files of such holder’s status as a non-U.S. holder and has no actual knowledge to the contrary or unless such holder otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle it to a refund, provided it timely furnishes the required information to the IRS. We or our paying agent will report to the holders and the IRS the amount of any “reportable payments” and any amounts withheld with respect to the notes as required by the Code and applicable Treasury regulations.

The U.S. federal tax discussion set forth above as to both U.S. holders and non-U.S. holders is included for general information only and may not be applicable depending upon a holder’s particular situation. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

Underwriting

Subject to the terms and conditions in the underwriting agreement between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

Underwriter	Principal Amount

J.P. Morgan Securities Inc.	$
Banc of America Securities LLC
BNP Paribas Securities Corp.
Janney Montgomery Scott LLC
Mitsubishi UFJ Securities (USA), Inc.
SunTrust Robinson Humphrey, Inc.

Total	$

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to             % of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to            % of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that we will pay our expenses related to the offering, which we estimate will be approximately $            .

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

In the underwriting agreement, we have agreed that we will not offer or sell any of our debt securities (other than the notes) for a period of 90 days after the date of this prospectus supplement without the prior consent of J.P. Morgan Securities Inc.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market.

Selling restrictions concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the Company; and

(b) it has complied with, and will comply with, all applicable provisions of FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Conflicts of interest

Certain of the underwriters and their affiliates have in the past provided, and may in the future provide, investment banking, commercial banking, derivative transactions and financial advisory services to us and our affiliates in the ordinary course of business. Specifically, affiliates of the underwriters serve various roles in our Credit Facility: JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as administrative agent, a lender and a letter of credit issuer; Bank of America, N.A., an affiliate of Banc of America Securities LLC, serves as syndication agent and a lender; BNP Paribas, an affiliate of BNP Paribas Securities Corp., serves as a documentation agent and a lender; SunTrust Bank, an affiliate of SunTrust Robinson Humphrey, Inc., serves as a documentation agent and a lender; The Bank of Tokyo-Mitsubishi UFJ, Ltd, an affiliate of Mitsubishi UFJ Securities (USA), Inc., serves as a documentation agent and a lender; and Union Bank, N.A., an affiliate of Mitsubishi UFJ Securities (USA), Inc., serves as a lender. In addition, J.P. Morgan Chase Bank N.A. and Bank of America, N.A. are acting as arrangers in connection with the amendment to our Credit Facility and will receive customary compensation in connection therewith. J.P. Morgan Securities Inc. will also receive a structuring fee in connection with the amendment to our Credit Facility.

We intend to use at least 5% of the net proceeds of this offering to repay indebtedness owed by us to affiliates of certain of the underwriters who are lenders under our Credit Facility. See “Use of proceeds.” Accordingly, this offering is being made in compliance with the requirements of Rule 2720 of the Financial Industry Regulatory Authority. This rule provides that if at least 5% of the net proceeds from the sale of securities, not including underwriting compensation, are used to reduce or retire the balance of a loan or credit facility extended by an underwriter or its affiliates, a “qualified independent underwriter” meeting certain standards must participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence with respect thereto. Janney Montgomery Scott LLC is assuming the responsibilities of acting as the qualified independent underwriter in connection with this offering. Affiliates of each of the underwriters, other than Janney Montgomery Scott LLC, will receive in excess of 5% of the net proceeds of this offering. J.P. Morgan Securities Inc., Banc of America Securities LLC, BNP Paribas Securities Corp., SunTrust Robinson Humphrey, Inc. and Mitsubishi UFJ Securities (USA), Inc. will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written approval of the customer.

Validity of the notes

Gibson, Dunn & Crutcher LLP will pass upon the validity of the notes and the guarantees issued by certain of the guarantors on our behalf. Locke Lord Bissell & Liddell LLP, Davis Wright Tremaine LLP, K&L Gates LLP, Stites & Harbison PLLC and Perkins Coie Brown & Bain P.A. will pass upon the validity of the guarantees issued by certain of the guarantors on our behalf. Cravath, Swaine & Moore LLP will pass upon certain legal matters for the underwriters.

Where you can find more information

This prospectus supplement is part of a registration statement (File No. 333-162058) we have filed with the SEC under the Securities Act. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities described in this prospectus supplement. The SEC’s rules and regulations allow us to omit certain information included in the registration statement from this prospectus supplement. The registration statement may be inspected by anyone without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.

In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following SEC location:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

You may also obtain copies of this information by mail from the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, at rates determined by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also inspect reports, proxy statements and other information that we have filed electronically with the SEC at the SEC’s Web site at http://www.sec.gov. These documents can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement. Any information incorporated by reference in this prospectus supplement that we file with the SEC after the date of this prospectus supplement will automatically update and supersede information contained in this prospectus supplement. Our SEC file number is 001-08598.

We are incorporating by reference in this prospectus supplement the documents listed below and any future filings that we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, provided, however, that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K or otherwise furnished (but not filed) under the Exchange Act:

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2008 (including the portions of our proxy statement for our 2009 annual meeting of stockholders incorporated by reference therein);

•	Our Quarterly Reports on Form 10-Q/A for the quarterly period ended March 31, 2009 and on Form 10-Q for the quarterly period ended June 30, 2009; and

•

Our Current Reports on Form 8-K filed on March 5, 2009, March 11, 2009, May 7, 2009, May 14, 2009, July 31, 2009 (Item 4.02 only), August 4, 2009, August 13, 2009, September 10, 2009, September 15, 2009 (two reports) and October 22, 2009.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Christine E. Larkin

Belo Corp.

P.O. Box 655237

Dallas, Texas 75265-5237

(214) 977-6606

You should not assume that the information in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Any statement contained in a document incorporated by reference into this prospectus supplement shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

PROSPECTUS

$600,000,000

BELO CORP.

DEBT SECURITIES

Belo Corp. may offer and sell, from time to time, debt securities, in one or more series, consisting of notes, debentures, or other evidences of indebtedness.

The aggregate initial offering price of debt securities that may be sold pursuant to this prospectus will be as stated in one or more supplements to this prospectus. We will provide the specific terms of the debt securities to be sold by us in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Our principal executive offices are located at P.O. Box 655237, Dallas, Texas 75265-5237. Our telephone number is (214) 977-6606.

Investing in our securities involves certain risks. Before buying any debt securities, you should read carefully the discussion of material risks involved in investing in our securities under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 or our subsequent filings with the Securities and Exchange Commission, incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. We will provide specific terms of the plan of distribution for any debt securities to be offered in supplements to this prospectus. The applicable prospectus supplement also will set forth any applicable commissions or discounts and our net proceeds from the sale of securities.

The date of this prospectus is November 2, 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, we may, over time, sell any combination of the debt securities described in this prospectus or in any applicable prospectus supplement in one or more offerings up to a total dollar amount of $600,000,000. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the debt securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the offered debt securities. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

You should assume that the information in this prospectus and any prospectus supplement is accurate as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, references to “Belo,” “the Company,” “we,” “us,” and “our” mean Belo Corp., unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You can inspect and copy these reports, proxy statements, and other information at the public reference facilities of the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Our Internet address is www.belo.com. You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about us and the securities we may issue. You may inspect the registration statement and exhibits without charge at the office of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to those documents. We hereby “incorporate by reference” the documents listed below, which means that we are disclosing important information to you by referring you to those documents. The information that we file later with the SEC will automatically update and in some cases supersede this information. Specifically, we incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed in accordance with SEC rules to have been furnished and not filed):

•	Our Annual Report on Form 10-K/A for the year ended December 31, 2008;

•	Our Quarterly Reports on Form 10-Q/A for the quarterly period ended March 31, 2009 and on Form 10-Q for the quarterly period ended June 30, 2009;

•

Our Current Reports on Form 8-K filed on March 5, 2009, March 11, 2009, May 7, 2009, May 14, 2009, July 31, 2009 (Item 4.02 only), August 4, 2009, August 13, 2009, September 10, 2009, September 15, 2009 (two reports), and October 22, 2009;

•	Our Proxy Statement filed on March 31, 2009; and

•

Future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement and prior to the termination of all offerings made pursuant to this prospectus.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Christine E. Larkin

Belo Corp.

P.O. Box 655237

Dallas, Texas 75265-5237

(214) 977-6606

Any statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information incorporated by reference or provided in this prospectus and any applicable supplement or any free writing prospectus provided, authorized or used by us. We have not authorized anyone else to provide you with other information. If anyone provides you with different or inconsistent information, you shall not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the information we are incorporating by reference into it contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts included in this prospectus, any prospectus supplement, and the information incorporated by reference into this prospectus, that we expect or anticipate will or may occur in the future, including, without limitation, statements included in this prospectus, any prospectus supplement, and the documents we incorporate by reference regarding our business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends, capital expenditures, investments, future financings, and other financial and non-financial items that are not historical facts, are forward-looking statements. These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions, and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including, without limitation, the information discussed under the caption “Risk Factors,” as well as other factors which might be described from time to time in our filings with the SEC.

Consequently, all of the forward-looking statements we make in this prospectus, any prospectus supplement, and the information we are incorporating by reference into this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our businesses or operations. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by any of those factors described above and in the documents containing such forward-looking statements. We do not assume any obligation to release publicly any updates or revisions to any forward-looking statement.

THE COMPANY

Belo began as a Texas newspaper company in 1842 and today is one of the nation’s largest publicly-traded pure-play television companies. The Company owns 20 television stations and their associated Web sites; those stations include ABC, CBS, NBC, FOX, The CW and MyNetwork TV affiliates and reach 14 percent of U.S. television households, in 15 highly-attractive markets across the United States. The Company also manages one television station through a local marketing agreement, owns two local and two regional cable news channels and holds ownership interests in two other cable news channels.

On February 8, 2008, the Company completed the spin-off of its former newspaper businesses and related assets into a separate public company, A. H. Belo Corporation (“A. H. Belo”), which has its own management and board of directors. With certain limited exceptions, the Company has no further ownership interest in A. H. Belo or in any newspaper businesses or related assets, and A. H. Belo has no ownership interest in the Company or any television station businesses or related assets.

Our principal executive offices are located at P.O. Box 655237, Dallas, Texas 75265-5237. Our telephone number is (214) 977-6606.

SUBSIDIARY GUARANTORS

Our subsidiary co-registrants, which we refer to as “subsidiary guarantors,” may fully and unconditionally guarantee any series of debt securities offered by this prospectus and related prospectus supplement. The applicable prospectus supplement for that series of debt securities will describe the terms of the guarantee by the subsidiary guarantors. The subsidiary guarantors comprise all of the subsidiaries of Belo and are direct and indirect, wholly-owned subsidiary corporations of Belo.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the debt securities to which this prospectus relates will be used for the repayment of outstanding debt under our credit facility maturing in June 2011 and bearing interest at a variable interest rate based on either LIBOR or a base rate, in either case plus an applicable margin that varies depending upon the Company’s leverage ratio. Net proceeds may be temporarily invested before use.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Three Months Ended March 31,		Years Ended December 31,
	2009	2008	2009	2008	2008(2)	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges(1)	2.05	2.97	1.95	1.51	—	2.20	2.44	2.14	2.56

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.

(1)	To the extent that the proceeds from any offering of debt securities registered on the registration statement of which this prospectus forms a part will be used to pay any of our outstanding debt and will change the ratio of earnings to fixed charges by ten percent or greater, the applicable prospectus supplement will include a pro forma ratio for the most recent fiscal year and the latest interim period, if applicable, showing the application of the proceeds.
(2)	For purposes of calculating the ratio of earnings to fixed charges, adjusted earnings includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the adjusted earnings would be $226,750 and the ratio of earnings to fixed charges would be 2.64. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.

DESCRIPTION OF DEBT SECURITIES AND GUARANTEE

General

The debt securities will be issued under an Indenture dated as of June 1, 1997, as supplemented from time to time in accordance with its terms (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (the “Trustee”). The following summary of the Indenture and the debt securities is subject to the detailed provisions of the Indenture, a copy of which is an exhibit to the Registration Statement. Wherever references are made to particular provisions of the Indenture, such provisions are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such reference. Certain defined terms in the Indenture are capitalized herein. Italicized references appearing in parentheses are to section numbers of the Indenture. As used in this “Description of Debt Securities,” the “Company” refers to Belo Corp. and does not include its subsidiaries.

The Indenture does not limit the amount of debt securities that may be issued thereunder. It provides that debt securities may be issued from time to time in series.

The applicable prospectus supplement will describe the specific terms of the debt securities we will offer, including, where applicable, the following:

•	the title of such debt securities;

•	the limit, if any, upon the aggregate principal amount of such debt securities;

•	the dates on which or periods during which such debt securities may be issued and the date or dates on which the principal of (and premium, if any, on) such debt securities will be payable;

•

the rate or rates, if any, or the method of determination thereof, at which such debt securities will bear interest, if any, the date or dates from which such interest will accrue, the dates on which such interest will be payable and the regular record dates for the interest payable on such interest payment dates;

•

the place or places, if any, in addition to the City of New York, where the principal (and premium, if any) and interest on such debt securities are to be payable, any such debt securities may be surrendered for registration of transfer or exchange and notices and demands to or upon the Company in respect of such debt securities and the Indenture may be served;

•

the obligation, if any, of the Company to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provisions or at the option of a Holder and the periods within which or the dates on which, the prices at which and the terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

•

the periods within which or the dates on which, the prices, if any, at which and the terms and conditions upon which such debt securities may be redeemed, in whole or in part, at the option of the Company;

•	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such debt securities will be issuable;

•	whether such debt securities are to be issued at less than the principal amount thereof and the amount of discount with which such debt securities will be issued;

•

if other than the principal amount, the portion of the principal amount of such debt securities that is payable upon the occurrence of an Event of Default or the method by which such portion will be determined;

•	provisions, if any, for the defeasance of such debt securities;

•

if other than United States dollars, the currency or composite currency in which such debt securities are to be denominated, or in which payment of the principal of (and premium, if any) and interest on such debt securities will be made and the circumstances, if any, when such currency of payment may be changed;

•

if the principal of (and premium, if any) or interest on such debt securities are to be payable, at the election of the Company or a holder, in a currency or composite currency other than that in which such debt securities are denominated or stated to be payable, the periods within which, and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate between the currency or composite currency in which such debt securities are denominated or stated to be payable and the currency in which such debt securities are to be paid pursuant to such election;

•

if the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to an index including, but not limited to an index based on a currency or currencies other than that in which such debt securities are stated to be payable, the manner in which such amounts shall be determined;

•

if such debt securities are denominated or payable in a Foreign Currency, any other terms concerning the payment of principal of (premium, if any) or interest on such debt securities (including the Currency or Currencies of payment thereof);

•	whether such debt securities will be issued in the form of one or more Global Securities and, if so, the identity of the depository for such Global Securities;

•

any additions to or changes in the Events of Default or covenants relating solely to such debt securities or any Events of Default or covenants generally applicable to debt securities that do not apply to the particular series of debt securities in respect of which the prospectus supplement is being delivered;

•

if the Company will pay additional amounts on any of the debt securities of any series to any Holder who is a United States Alien, in respect of any tax or assessment withheld, under what circumstances and with what procedures the Company will pay such amounts;

•	any terms applicable to original issue discount, if any, including the rate or rates at which such original issue discount, if any, shall accrue; and

•	any other terms of such debt securities not inconsistent with the provisions of the Indenture. (Section 3.1)

Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the holder of any series of debt securities the right to tender such debt securities to the Company for repurchase, or provide for any increase in the rate or rates of interest per annum at which such debt securities will bear interest, if the Company should become involved in a highly leveraged transaction.

The debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted debt securities or to other debt securities offered and sold at par which are treated as having been issued at a discount for federal income tax purposes will be described in the prospectus supplement relating thereto.

The Company’s Amended and Restated $550 million Five-Year Competitive Advance and Revolving Credit Facility Agreement with JPMorgan Chase Bank, N.A., J.P. Morgan Securities Inc., Banc of America Securities LLC, Bank of America, N.A. and other lenders (the “2009 Credit Agreement”) is guaranteed by the material subsidiaries of the Company, as determined under the provisions of the 2009 Credit Agreement.

Each prospectus supplement will describe, as to the debt securities to which it relates, any guarantees by the subsidiary guarantors, including the terms of subordination, if any, of any such guarantee.

A substantial portion of the assets of the Company is held by subsidiaries. The Company’s right and the rights of its creditors, including the holders of debt securities, to participate in the assets of any subsidiary upon its liquidation or recapitalization would be subject to the prior claims of such subsidiary’s creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary and including in respect of any guarantee of such series of debt securities made by such subsidiary. There is no restriction in the Indenture against subsidiaries of the Company incurring unsecured debt.

Unless otherwise described in the applicable prospectus supplement, the debt securities will be issued only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000, and will be payable only in United States dollars. (Section 3.2) The applicable prospectus supplement will indicate the denominations to be issued, the procedures for payment of interest and principal thereon, and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.5)

The Company shall deliver debt securities of any series, duly executed by the Company, to the Trustee for authentication, together with an order for the authentication and delivery of such debt securities. The Trustee, in accordance with such order, shall authenticate and deliver such debt securities. No debt securities of any series shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears thereon a certificate of authentication substantially in the form provided for in the Indenture and manually executed by the Trustee or an authenticating agent duly appointed by the Trustee. Such certificate shall be conclusive evidence, and the only evidence, that such debt securities have been duly authenticated and delivered under, and are entitled to the benefits of, the Indenture. (Section 3.3)

Form of Debt Securities

We will issue each debt security in global—i.e., book-entry—form only, unless we specify otherwise in the applicable prospectus supplement. Debt securities in book-entry form will be represented by a global security, without coupons, registered in the name of a depositary, which will be the holder of all the debt securities represented by the global security. Those who own beneficial interests in a global debt security will do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depositary and its participants. References to “holders” in this section mean those who own debt securities registered in their own names, on the books that we or the Trustee maintain for this purpose, and not those who own beneficial interests in debt securities registered in street name or in debt securities issued in book-entry form through one or more depositaries.

Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to debt securities issued in global form and for which The Depository Trust Company (“DTC”) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee, and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold those interests through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities they purchase in definitive form. These laws may impair a holder’s ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC immediately will credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective interests in the principal amount of that global debt security, as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•

DTC notifies us that it is unwilling or unable to continue as depositary for that global security or has ceased to be a registered clearing agency and we do not appoint another institution to act as depositary within 90 days; or

•	we notify the Trustee that we wish to terminate that global security.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the Indenture. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the Indenture.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us as follows:

•	DTC is:

•	a limited-purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•

DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates.

•	DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

•	DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the NYSE Amex LLC and the Financial Industry Regulatory Authority, Inc.

•

Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Investors may hold interests in the debt securities outside the United States through the Euroclear System (“Euroclear”) or Clearstream Banking (“Clearstream”) if they are participants in those systems, or indirectly through organizations which are participants in those systems. Euroclear and Clearstream will hold interests on behalf of their participants through customers’ securities accounts in Euroclear’s and Clearstream’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the names of the nominees of the depositaries on the books of DTC. At the present time JPMorgan Chase Bank, National Association will act as U.S. depositary for Euroclear, and Citibank, N.A. will act as U.S. depositary for Clearstream. All securities in Euroclear or Clearstream are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.

The following is based on information furnished by Euroclear or Clearstream, as the case may be.

Euroclear has advised us that:

•

It was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash;

•	Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries;

•

Euroclear is operated by Euroclear Bank S.A./N.V., as operator of the Euroclear System (the “Euroclear Operator”), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”);

•

The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include underwriters of debt securities offered by this prospectus;

•	Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly;

•

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”);

•

The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants; and

•

Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearstream has advised us that:

•

It is incorporated under the laws of Luxembourg as a professional depositary and holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates;

•

Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries;

•	As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute;

•

Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include underwriters of debt securities offered by this prospectus;

•

Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly; and

•

Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

We have provided the descriptions herein of the operations and procedures of Euroclear and Clearstream solely as a matter of convenience. These operations and procedures are solely within the control of Euroclear and Clearstream and are subject to change by them from time to time. Neither we, any underwriters nor the Trustee takes any responsibility for these operations or procedures, and you are urged to contact Euroclear or Clearstream or their respective participants directly to discuss these matters.

Secondary market trading between Euroclear participants and Clearstream participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected within DTC in accordance with DTC’s rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving debt securities in DTC, and making or receiving payment in accordance with normal procedures. Euroclear participants and Clearstream participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of securities received in Euroclear or Clearstream as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits, or any transactions in the securities settled during such processing, will be reported to the relevant Euroclear participants or Clearstream participants on that business day. Cash received in Euroclear or Clearstream as a result of sales of securities by or through a Euroclear participant or a Clearstream participant to a DTC participant will be received with value on the business day of settlement in DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of debt securities among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Certain Covenants of the Company

Limitation on Indebtedness Secured by a Mortgage. The Indenture provides that neither the Company nor any Restricted Subsidiary will create, assume, guarantee or suffer to exist any Indebtedness secured by any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance (“Mortgage”) on any assets of the Company or a Restricted Subsidiary unless the Company secures or causes such Restricted Subsidiary to secure the debt securities equally and ratably with, or prior to, such secured Indebtedness. This restriction will not apply to Indebtedness secured by:

•	Mortgages on the property of any corporation which Mortgages existed at the time such corporation became a Restricted Subsidiary;

•	Mortgages in favor of the Company or a Restricted Subsidiary;

•

Mortgages on property of the Company or a Restricted Subsidiary in favor of the United States of America or any state or political subdivision thereof, or in favor of any other country or any political subdivision thereof, to secure payment pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or part of the purchase price or the cost of construction or improvement of the property subject to such Mortgages;

•

Mortgages on any property subsequently acquired by the Company or any Restricted Subsidiary, contemporaneously with such acquisition or within 120 days thereafter, to secure or provide for the payment of any part of the purchase price, construction or improvement of such property, or Mortgages assumed by the Company or any Restricted Subsidiary upon any property subsequently acquired by the Company or any Restricted Subsidiary which were existing at the time of such acquisition, provided that the amount of any Indebtedness secured by any such Mortgage created or assumed does not exceed the cost to the Company or Restricted Subsidiary, as the case may be, of the property covered by such Mortgage;

•	Mortgages existing at the date of issuance of the first series of debt securities under the Indenture;

•	Mortgages representing the extension, renewal or refunding of any Mortgage referred to in the foregoing bullet points, inclusive; and

•

any other Mortgage, other than Mortgages referred to in the foregoing bullet points, so long as the aggregate of all Indebtedness secured by Mortgages pursuant to this clause and the aggregate Value of the Sale and Lease-Back Transactions in existence at that time (not including those in connection with which the Company has voluntarily retired funded Indebtedness as provided in the Indenture) does not exceed 15 percent of Consolidated Net Tangible Assets. (Section 10.7)

Limitation on Sale and Lease-Back Transactions. The Indenture provides that neither the Company nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction with respect to any Principal Property unless either (1) the Company or such Restricted Subsidiary would be entitled, pursuant to the foregoing covenant relating to “Limitation on Indebtedness Secured by a Mortgage,” to create, assume, guarantee or suffer Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction secured by a Mortgage on the property to be leased without equally and ratably securing the debt securities or (2) the Company or such Restricted Subsidiary, within four months after the effective date of such transaction, applies an amount equal to the greater of (a) the net proceeds of the sale of the property subject to the Sale and Lease-Back Transaction and (b) the Value of such Sale and Lease-Back Transaction, to the voluntary retirement of the debt securities or other unsubordinated funded Indebtedness of the Company or such Restricted Subsidiary. (Section 10.8)

Certain Definitions. “Consolidated Net Tangible Assets” is defined in the Indenture to mean total consolidated assets of the Company and its Restricted Subsidiaries, less (1) current liabilities of the Company and its Restricted Subsidiaries, and (2) the net book amount of all intangible assets of the Company and its Restricted Subsidiaries. (Section 10.7)

“Consolidated Subsidiary” is defined in the Indenture to mean a Subsidiary the accounts of which are consolidated with those of the Company for public financial reporting purposes. (Section 1.1)

“Indebtedness” is defined in the Indenture to mean (1) long-term liabilities representing borrowed money or purchase money obligations as shown on the liability side of a balance sheet (other than liabilities evidenced by obligations under leases and contracts payable for broadcast rights), (2) debt secured by any Mortgage existing on property owned subject to such Mortgage, whether or not such secured debt has been assumed and (3) contingent obligations in respect of, or to purchase or otherwise acquire, any such debt of others described in the foregoing clauses (1) or (2), including guarantees and endorsements (other than for purposes of collection in the ordinary course of business of any such debt). (Section 10.7)

“Principal Property” is defined in the Indenture to mean any manufacturing or printing plant, distribution center, warehouse, office building, television station or transmission facility owned by the Company or any Restricted Subsidiary or any other property or right owned by or granted to the Company or any Restricted Subsidiary and used or held for use in the newspaper or television business conducted by the Company or any Restricted Subsidiary, except for any such property or right which, in the opinion of the Board of Directors of the Company as set forth in a Board Resolution adopted in good faith, is not material to the total business conducted by the Company and its Restricted Subsidiaries considered as one enterprise. (Section 1.1)

“Restricted Subsidiary” is defined in the Indenture to mean each Subsidiary of the Company as of the date of the Indenture and each Subsidiary thereafter created or acquired, unless expressly excluded by resolution of the Board of Directors of the Company before, or within 120 days following, such creation or acquisition. (Section 10.7)

“Sale and Lease-Back Transaction” is defined in the Indenture as the leasing to the Company or a Restricted Subsidiary for a period of more than three years of any Principal Property which has been sold or is to be sold or transferred by the Company or any such Restricted Subsidiary to any party (other than the Company or a Restricted Subsidiary). (Section 10.8)

“Subsidiary” is defined in the Indenture to mean a corporation more than 50 percent of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries or by the Company and one or more other Subsidiaries. For the purposes of this definition, “voting stock” means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Section 1.1)

“Value” is defined in the Indenture to mean, with respect to any particular Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (1) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (2) the fair value in the opinion of the Board of Directors of the Company of such property at the time of the Company’s entering into such Sale and Lease-Back Transaction, subject to adjustment at any particular time for the length of the remaining initial lease term. (Section 10.8)

Consolidation, Merger and Sale of Assets

The Indenture provides that the Company may not consolidate with or merge into any other corporation, or convey, transfer or lease its properties and assets substantially as an entirety to any other party, unless, among other things, (1) the corporation formed by such consolidation or into which the Company is merged or the party which acquires by conveyance or transfer, or which leases the properties and assets of the Company substantially as an entirety, is a corporation organized and existing under the laws of the United States, any State thereof or the District of Columbia and expressly assumes the Company’s obligations on the debt securities and under the Indenture by means of an indenture supplemental to the Indenture; and (2) immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. (Section 8.1)

Events of Default, Waiver and Notice

With respect to the debt securities of any series, an Event of Default is defined in the Indenture as being:

•	default for 30 days in payment of any interest upon the debt securities of such series;

•	default in payment of the principal of or premium, if any, on the debt securities of such series when due either at maturity or upon acceleration, redemption or otherwise;

•

default by the Company in the performance of any other of the covenants or warranties in the Indenture for the benefit of such series applicable to the Company, which default shall not have been remedied for a period of 60 days after Notice of Default;

•

the failure to pay when due any debt for money borrowed (including debt under debt securities other than that series) with a principal amount then outstanding in excess of $20,000,000 under any mortgage, indenture or instrument under which any such debt is issued or secured (including the Indenture), or any other default, which failure results in the acceleration of maturity of such debt, unless such debt or acceleration shall have been discharged or annulled within 10 days after due notice by the Trustee or by Holders of at least 10 percent in principal amount of the Outstanding debt securities of that series; and

•	certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 5.1)

Within 90 days after the occurrence of any Event of Default under the Indenture with respect to debt securities of any series, the Trustee is required to notify the Holders of debt securities of any default unless, in the case of any default other than a default in the payment of principal of or premium, if any, or interest on any debt securities, a trust committee of the Board of Directors or Responsible Officers of the Trustee in good faith considers it in the interest of the Holders of debt securities not to do so. (Section 6.2)

The Indenture provides that if an Event of Default, other than an Event of Default as described in the fifth bullet point in the above paragraph, with respect to debt securities of any series, shall have occurred and be continuing, either the Trustee or the Holders of at least 25 percent in aggregate principal amount of the debt securities of that series then Outstanding may declare the entire principal and accrued interest of all debt securities of such series (or, if any of the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount of such debt securities as may be specified by the terms thereof) to be due and payable immediately. If an Event of Default described in fifth bullet point in the above paragraph with respect to any series of debt securities Outstanding under the Indenture occurs, the principal amount (or, if any of the debt securities of that series are Original Issue Discount Securities, such portion of the principal amount of such debt securities as may be specified by the terms thereof) shall automatically, and without any declaration or other action on the part of the Trustee or any Holder, become immediately due and payable. Any time after acceleration with respect to the debt securities of any series has been made, but before a judgment or decree for the payment of money based on such acceleration has been obtained by the Trustee, the Holders of a majority in principal amount of the Outstanding debt securities of that series, may, under certain circumstances, rescind and annul such acceleration. The Holders of a majority in principal amount of the Outstanding debt securities of any series may waive any past defaults under the Indenture with respect to the debt securities of such series, except defaults in payment of principal of or premium, if any, or interest on the debt securities or provisions of such series that may not be modified or amended without the consent of the Holders of all Outstanding debt securities of such series. (Sections 5.2 and 5.13)

“Significant Subsidiary” is defined in the Indenture to mean any Subsidiary (1) which, as of the close of the fiscal year of the Company immediately preceding the date of determination, contributed more than 10 percent of the consolidated net operating revenues of the Company and its Consolidated Subsidiaries for such year or (2) the total net tangible assets of which as of the close of such immediately preceding fiscal year exceeded 10 percent of the Consolidated Net Tangible Assets of the Company and its Consolidated Subsidiaries. (Section 5.1)

The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its covenants and agreements under the Indenture. (Section 10.9)

Subject to certain conditions set forth in the Indenture, the Holders of a majority in principal amount of the then Outstanding debt securities of any series with respect to which an Event of Default has occurred shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture in respect of such series. No Holder of any debt securities shall have any right to cause the Trustee to institute any proceedings, judicial or otherwise, with respect to the Indenture or any remedy thereunder unless, among other things, the Holder or Holders of debt securities shall have offered to the Trustee reasonable indemnity against costs, expenses and liabilities relating to such proceedings. (Sections 5.12 and 5.7)

The Indenture provides that, in determining whether the Holders of the requisite aggregate principal amount of the Outstanding debt securities have given, made or taken any request, demand, authorization, direction, notice, consent, waiver or other action thereunder as of any date, (1) the principal amount of an Original Issue Discount Security which shall be deemed to be Outstanding shall be the amount of the principal thereof which would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (2) if, as of such date, the principal amount payable at the Stated Maturity of a debt security is not determinable, the principal amount of such debt security which shall be deemed to be Outstanding shall be the amount as established in or pursuant to a Board Resolution and set forth, or determined in the manner provided, in an Officers’ Certificate, or established in one or more supplemental indentures, prior to the issuance of such debt securities, (3) the principal amount of a debt security denominated in one or more foreign currencies or currency units which shall be deemed to be Outstanding shall be the U.S. dollar equivalent, determined as of such date in the manner as described in clause (2) above, of the principal amount of such debt security (or, in the case of a debt security described in clause (1) or (2) above, of the amount determined as provided in such clause), and (4) debt securities owned by the Company or any other obligor upon the debt securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only debt securities which the Trustee actually knows to be so owned shall be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not the Company or any other obligor upon the debt securities or any Affiliate of the Company or of such other obligor. (Section 1.1)

“Affiliate” is defined in the Indenture to mean, with respect to any person or entity, any other person or entity directly or indirectly controlling, or controlled by, or under direct or indirect common control with, that person or entity. For the purposes of this definition, “control”, and the correlative terms “controlling” and “controlled,” means the power to direct the management and policies of an entity, directly or indirectly, whether through the ownership of voting securities, by contract, or otherwise.

Modification of the Indenture

The Indenture provides that the Company and the Trustee may, without the consent of the Holders, modify or amend the Indenture in order to:

•	evidence the succession of another corporation to the Company and the assumption by any such successor corporation of the covenants of the Company in the Indenture and in the debt securities;

•	add to the covenants, agreements and obligations of the Company for the benefit of the Holders of all or any series of debt securities;

•	add any additional Events of Default to the Indenture;

•	add to or change any of the provisions of the Indenture necessary to permit the issuance of debt securities in bearer form, registrable as to principal, and with or without interest coupons;

•

add to, change or eliminate any of the provisions of the Indenture, in respect of one or more series of debt securities, provided that any such addition, change or elimination may not apply to any debt security of any series created prior to such addition, change or elimination;

•	establish the form or terms of debt securities of any series as permitted under the Indenture;

•	evidence and provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the debt securities of one or more series; or

•

cure any ambiguity, or correct or supplement any provision of the Indenture which may be inconsistent with any other provision of the Indenture, provided such action does not adversely affect the interest of the Holders of debt securities of any series.

With respect to the debt securities of any series, modification or amendment of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the debt securities of such series, except that no such modification or amendment may, without the consent of the Holders of all then Outstanding debt securities of such series:

•	change the due date of the principal of, or any installment of principal of or interest on, any debt securities of such series;

•	reduce the principal amount of, or any installment of principal or interest or rate of interest on, or any premium payable on redemption of, any debt securities of such series;

•	reduce the principal amount of any debt securities of such series payable upon acceleration of the maturity thereof;

•	change the place or the currency of payment of principal of, or any premium or interest on, any debt securities of such series;

•

impair the right to institute suit for the enforcement of any payment on or with respect to any debt securities of such series on or after the due date thereof (or, in the case of redemption, on or after the redemption date thereof);

•

reduce the percentage in principal amount of debt securities of such series then Outstanding, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify certain provisions of the Indenture regarding the amendment or modification of, or waiver with respect to, any provision of the Indenture or the debt securities. (Section 9.2)

Discharge of the Indenture

The Indenture, with respect to the debt securities of any series (if all series issued under the Indenture are not to be affected), shall upon the written request or order of the Company cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of debt securities therein expressly provided for), when:

•

either (A) all debt securities theretofore authenticated and delivered (other than (1) debt securities which have been destroyed, lost or stolen and which have been replaced or paid and (2) debt securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all such debt securities not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if the debt securities of such series are denominated and payable only in United States dollars and such debt securities are to be called for redemption within one year, and the Company in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee an amount in United States dollars sufficient to pay and discharge the entire indebtedness on such debt securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or any redemption date, as the case may be;

•	the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

•

the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 4.1)

Defeasance and Covenant Defeasance

Unless otherwise specified in the applicable prospectus supplement, the following provisions relating to defeasance and discharge of indebtedness, or relating to defeasance of certain covenants in the Indenture, will apply to the debt securities of any series, or to any specified part of a series. (Section 13.1)

Defeasance and Discharge. The Indenture provides that the Company will be discharged from all its obligations with respect to such debt securities (except for certain obligations to exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the Holders of such debt securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of principal of and any premium and interest on and any mandatory sinking fund payments in respect of such debt securities on the respective Stated Maturities in accordance with the terms of the Indenture and such debt securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Sections 13.1 and 13.2)

Defeasance of Certain Covenants. The Indenture provides that the Company may omit to comply with certain restrictive covenants, including those described under the captions “Certain Covenants of the Company—Limitation on Indebtedness Secured by a Mortgage” and “Certain Covenants of the Company—Limitation on Sale and Lease-Back Transactions” above, and any that may be described in the applicable prospectus supplement, and that such omission will be deemed not to be or result in an Event of Default, in each case with respect to such debt securities. In order to do so, the Company will be required to deposit, in trust for the benefit of the Holders of such debt securities, money or U.S. Government Obligations, or both, which through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay any installment of the principal of and any premium and interest on and any mandatory sinking fund payments in respect of such debt securities on the respective Stated Maturities in accordance with the terms of the Indenture and such debt securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the event the Company exercises this option with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust will be sufficient to pay amounts due on such debt securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such Event of Default. In such case, the Company will remain liable for such payments. (Sections 13.1 and 13.2)

The Trustee

The Bank of New York Mellon Trust Company, N.A. will serve as the Trustee for the debt securities. In the ordinary course of business The Bank of New York Mellon Trust Company, N.A. or its affiliates have provided common stock transfer agent and registrar services to the Company and may in the future provide commercial or other services for the Company and its subsidiaries for which The Bank of New York Mellon Trust Company, N.A. or its affiliates will receive customary compensation.

The Trustee may serve as a trustee under other indentures entered into by the Company. Upon the occurrence of an Event of Default under the Indenture or an event which, after notice or lapse of time or both, would become such an Event of Default, or upon the occurrence of a default under any such other indenture, the

Trustee may be deemed to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act and, unless the Trustee is able to eliminate any such conflicting interest, the Trustee may be required to resign as Trustee under the Indenture. In that event, the Company would be required to appoint a successor Trustee for the Indenture.

Governing Law

The Indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.12)

PLAN OF DISTRIBUTION

We may sell any of the debt securities offered hereby in one or more of the following ways from time to time:

•	to or through underwriters or dealers,

•	through agents,

•	through dealers, and

•	directly by us.

Sale To or Through Underwriters or Dealers

If underwriters are used in the sale of any of these securities, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The maximum compensation we will pay to underwriters in connection with any offering of securities will not exceed 8% of the maximum proceeds of such offering. Unless we inform you otherwise in any prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

In connection with an offering through underwriters, the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves sales in excess of the offering size, which create a short position for the underwriters. Stabilizing transactions involve bids to purchase the debt securities in the open market for the purpose of pegging, fixing or maintaining the price of the debt securities. Syndicate covering transactions involve purchases of the debt securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the debt securities originally sold by that syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the debt securities to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing, syndicate covering transactions or penalty bids they may discontinue them at any time.

Some or all of the debt securities that we offer though this prospectus or any prospectus supplement may be new issues of securities with no established trading market. Any underwriters to whom we sell these securities for public offering and sale may make a market in those securities, but they will not be obligated to and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If dealers are used in the sale of securities, we will sell the debt securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the debt securities directly, and not through underwriters, dealers, or agents. We may also sell the debt securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933, with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Locke Lord Bissell & Liddell LLP will pass upon the validity of any debt securities issued under this prospectus. Any underwriters will be represented by their own legal counsel, which will be named in the prospectus supplement. Members of the law firm of Locke Lord Bissell & Liddell LLP, other than attorneys involved in the preparation of this registration statement, own or have an indirect interest in common stock of Belo the fair market value of which exceeds $50,000.

EXPERTS

The consolidated financial statements of Belo Corp. and subsidiaries included in Belo Corp.’s Current Report on Form 8-K dated October 22, 2009, filed with the Securities and Exchange Commission, and the effectiveness of Belo Corp.’s internal control over financial reporting included in Belo Corp.’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$275,000,000

            % Senior Notes Due 2016

Belo Corp.

Prospectus supplement

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch

Senior Co-Managers

BNP PARIBAS	Janney Montgomery Scott	Mitsubishi UFJ Securities	SunTrust Robinson Humphrey

November     , 2009